   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JANUARY 28, 1997

                                                      REGISTRATION NO. 333-
-------------------------------------------------------------------------------
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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                --------------
                                   FORM S-3
                            REGISTRATION STATEMENT
                                     UNDER

                          THE SECURITIES ACT OF 1933

                                --------------
                        MARQUETTE MEDICAL SYSTEMS, INC.
            (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)
               WISCONSIN                               39-1046671
    (STATE OR OTHER JURISDICTION OF       (I.R.S. EMPLOYER IDENTIFICATION NO.)
     INCORPORATION OR ORGANIZATION)

                            8200 WEST TOWER AVENUE
                          MILWAUKEE, WISCONSIN 53223
                                (414) 355-5000
  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)
                                --------------
                             TIMOTHY C. MICKELSON
                     PRESIDENT AND CHIEF OPERATING OFFICER
                        MARQUETTE MEDICAL SYSTEMS, INC.
                            8200 WEST TOWER AVENUE
                          MILWAUKEE, WISCONSIN 53223
                                (414) 355-5000
(NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)
                                WITH A COPY TO:
 RICHARD L. TEIGEN, ESQ.    MELVIN S. NEWMAN, ESQ.    CRAIG E. DAUCHY, ESQ.
     FOLEY & LARDNER  SCHOENBERG, FISHER & NEWMAN, LTD. COOLEY GODWARD LLP
777 EAST WISCONSIN AVENUE
                    222 SOUTH RIVERSIDE PLAZA, SUITE 2100
                                                       3000 SAND HILL ROAD
   MILWAUKEE, WISCONSIN    CHICAGO, ILLINOIS 60606-   BUILDING 3, SUITE 230
        53202-5367                   6101             MENLO PARK, CALIFORNIA
      (414) 271-2400            (312) 648-2300              94025-7116
                                                          (415) 843-5033
                                --------------
  APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date of this Registration Statement.

  If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [_]

  If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, please check the following box. [_]

  If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

  If this Form is a post-effective amendment filed pursuant to Rule 462(c) of the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

  If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]

                        CALCULATION OF REGISTRATION FEE
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
                                                                 PROPOSED       PROPOSED
                                                                 MAXIMUM        MAXIMUM
                                                   AMOUNT        OFFERING      AGGREGATE      AMOUNT OF
           TITLE OF EACH CLASS OF                  TO BE        PRICE PER       OFFERING     REGISTRATION
         SECURITIES TO BE REGISTERED           REGISTERED(1)     UNIT(2)        PRICE(2)         FEE
---------------------------------------------------------------------------------------------------------
                                                 3,162,500
Class A Common Shares, $0.10 par value, with     shares and
 attached Preferred Share Purchase Rights....      rights        $20.875      $66,017,188      $20,006
---------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------

(1) Each share of Marquette Medical Systems, Inc. Class A Common Shares has attached thereto one Preferred Share Purchase Right.
(2) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457 under the Securities Act of 1933 based upon the average of the high and low prices for Marquette Medical Systems, Inc. Class A Common Shares as reported on the Nasdaq National Market on January 24, 1997. The value attributable to the Rights is reflected in the price of the Class A Common Shares.
                                --------------
  THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH
SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID
SECTION 8(A), MAY DETERMINE.

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A         +
+REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE + +SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY +
+OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT        +
+BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR + +THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE + +SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE + +UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF +
+ANY SUCH STATE.                                                               +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
                 SUBJECT TO COMPLETION, DATED JANUARY 28, 1997

                                2,750,000 SHARES

                                      LOGO

                                  COMMON STOCK

  Of the 2,750,000 Class A Common Shares, par value $0.10 per share (the "Common Stock"), offered hereby (this "Offering"), 1,000,000 shares are being offered by Marquette Medical Systems, Inc. (the "Company" or "Marquette") and 1,750,000 shares are being offered by certain shareholders of the Company (the "Selling Shareholders"). See "Selling Shareholders." The Company will not receive any of the proceeds from the sale of shares by the Selling Shareholders.

  The Common Stock is quoted on the Nasdaq National Market ("Nasdaq") under the symbol "MARQA." On January 24, 1997, the last reported sales price of the Common Stock on Nasdaq was $20 3/4 per share. See "Price Range of the Common Stock and Dividend Policy."

  FOR A DISCUSSION OF CERTAIN RISKS OF AN INVESTMENT IN THE SHARES OF COMMON STOCK OFFERED HEREBY, SEE "RISK FACTORS" ON PAGES 6-9.

                                  -----------

 THESE SECURITIES HAVE NOT BEEN APPROVED  OR DISAPPROVED BY THE SECURITIES  AND
  EXCHANGE  COMMISSION  OR  ANY  STATE  SECURITIES  COMMISSION  NOR  HAS   THE
   SECURITIES AND  EXCHANGE COMMISSION  OR  ANY STATE  SECURITIES  COMMISSION
    PASSED  UPON  THE   ACCURACY  OR  ADEQUACY   OF  THIS  PROSPECTUS.   ANY
     REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                  -----------

                                           UNDERWRITING
                                            DISCOUNTS    PROCEEDS   PROCEEDS TO
                                 PRICE TO      AND          TO        SELLING
                                  PUBLIC   COMMISSIONS*  COMPANY+  SHAREHOLDERS+
Per Share......................    $           $           $           $
Total++........................ $           $           $           $

-----
* The Company and the Selling Shareholders have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."
+ Before deducting estimated expenses of this Offering of $400,000, $160,000 of which will be paid by the Company and $240,000 of which will be paid by the Selling Shareholders.
++ The Company and a Selling Shareholder have granted the Underwriters a 30-day option to purchase up to 412,500 additional shares of Common Stock on the same terms per share to cover over-allotments, if any. If such option is exercised
 in full, the total price to public will be $      , the total underwriting
 discounts and commissions will be $      , the total proceeds to the Company
 will be $       and the total proceeds to the Selling Shareholders will be
 $      . See "Selling Shareholders" and "Underwriting."

                                  -----------

  The Common Stock is being offered by the Underwriters as set forth under "Underwriting" herein. It is expected that the delivery of certificates therefor will be made at the offices of Dillon, Read & Co. Inc., New York, New
York, on or about               , 1997. The Underwriters include:

DILLON, READ & CO. INC.
                BEAR, STEARNS & CO. INC.
                                ROBERT W. BAIRD & CO.
                                     INCORPORATED

                 The date of this Prospectus is        , 1997.

IFC




                         [PHOTOS OF COMPANY PRODUCTS]













     Marquette's patient monitoring systems continuously acquire, analyze, store, display and print patient physiological information, providing attending medical personnel a means to continuously evaluate a patient's condition. Patient monitoring systems include bedside, telemetry, anesthetic and respiratory gas, maternal/fetal, neonatal and home care equipment and clinical information systems. The Company offers fully integrated, networked, open architecture clinical information systems that process information obtained from patient monitors and various other sources, including Marquette's and other companies' products, to create an interactive electronic patient medical record.

                         [PHOTOS OF COMPANY PRODUCTS]











     Marquette's diagnostic cardiology products are used to diagnose cardiac disorders through the detection, recording and analysis of electrical signals and other information relating to the heart. These products include resting, exercise testing and Holter (ambulatory) ECG equipment, cardiovascular information systems, cardiac defibrillator's, cardiac catheterization laboratory monitors, and photo image and digital image processing equipment. The Company offers an open architecture cardiovascular information system that accepts and stores data from electrocardiographs and other diagnostic cardiology products to create a patient-specific cardiology database for comparative and other clinical purposes.

               [DIAGRAM OF UNITY NETWORK DEPICTING CARE AREAS]


     Marquette's Unity Network is an integrated system which enables a wide range of patient monitoring, diagnostic cardiology and clinical information systems to be interconnected and to interface with hospital information systems maintained by its customers. Reports can be generated that provide the data in both clinical and administrative form to aid in improving the quality of care in the most cost effective manner.

     The Unity Network is designed to:

          . communicate patient information from bedside and telemetry monitors to central nurses' stations


          . allow clinicians to view patient information from various areas of the hospital or from remote locations via telephone lines and modems

          . electronically transfer patient information to care units, outpatient facilities or physicians' offices


     IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NASDAQ NATIONAL MARKET OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

     IN CONNECTION WITH THIS OFFERING, CERTAIN UNDERWRITERS MAY ENGAGE IN PASSIVE MARKET MAKING TRANSACTIONS IN THE COMMON STOCK ON NASDAQ IN ACCORDANCE WITH RULE 10B-6A UNDER THE SECURITIES EXCHANGE ACT OF 1934. SEE "UNDERWRITING."

                               PROSPECTUS SUMMARY

  The following summary is qualified in its entirety by the more detailed information and consolidated financial statements, including the notes thereto, appearing elsewhere in this Prospectus or in the documents incorporated in this Prospectus by reference. All references to the Company herein include the Company and all of its subsidiaries, except where the context otherwise indicates. Unless otherwise indicated, the information contained in this Prospectus assumes that the Underwriters' over-allotment option is not exercised. References in this Prospectus to the Company's fiscal year refer to the 12-month period ending on April 30 of each year.

  Except for the historical information contained herein, the discussion in this Prospectus contains forward-looking statements that involve risks and uncertainties. The Company's actual results could differ materially from those anticipated in such forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, those discussed in the section entitled "Risk Factors" as well as those discussed elsewhere in this Prospectus and in the documents incorporated by reference in this Prospectus.

                                  THE COMPANY

  Marquette is a worldwide leader in the development and manufacture of medical equipment and integrated systems for patient monitoring and diagnostic cardiology applications. Marquette also develops clinical information systems, designed to be integrated with medical equipment, consisting of hardware and software used by integrated health care delivery networks and individual hospitals to electronically acquire, record, store, analyze and distribute patient medical data. The Company believes that its ability to offer integrated clinical information systems and patient monitoring and diagnostic cardiology equipment provides it with significant competitive advantages over companies that market only equipment or clinical information systems. The Company has made a substantial commitment to research and development and is well known for its technological innovation and quality, dating back to 1965 when it introduced the first centralized electrocardiograph ("ECG") processing and storage system.

  Patient monitoring systems and diagnostic cardiology products accounted for approximately 47% and 34% of the Company's net sales, respectively, for the six months ended October 31, 1996, with the remaining 19% of net sales relating to supplies and after market services. The Company's products are sold in more than 65 countries throughout the world, with the U.S. and international markets accounting for approximately 60% and 40%, respectively, of the Company's net sales for the six months ended October 31, 1996. The Company's products are used principally in critical and intensive care units, operating and recovery rooms, step-down units, labor and delivery units, cardiology departments, cardiac catheterization laboratories ("Cath Labs") and related areas of acute care hospitals. In addition, Marquette products are increasingly being used in smaller hospitals, medical clinics, outpatient surgery centers, physician offices and homes.

  The Company estimates that the worldwide market for patient monitoring systems is approximately $1.3 billion, of which approximately $720 million is attributable to the U.S. market. Marquette's patient monitoring systems continuously acquire, analyze, store, display and print patient physiological information, providing attending medical personnel a means to continuously evaluate a patient's condition. Patient monitoring systems include bedside, telemetry, anesthetic and respiratory gas, maternal/fetal, neonatal and home care equipment and clinical information systems. The Company believes it is one of the leading manufacturers of maternal/fetal, bedside and telemetry monitoring systems. The Company offers fully integrated, networked, open architecture clinical information systems that process information obtained from patient monitors and various other sources, including Marquette's and other companies' products, to create an interactive electronic patient medical record.

  The Company estimates that the worldwide market for diagnostic cardiology products is approximately $1.0 billion, of which approximately $430 million is attributable to the U.S. market. Marquette's diagnostic cardiology products are used to diagnose cardiac disorders through the detection, recording and analysis of electrical signals and other information relating to the heart. These diagnostic cardiology products include resting, exercise testing and Holter (ambulatory) ECG equipment, cardiovascular information systems, cardiac defibrillators, Cath Lab monitors, and photo image and digital image processing equipment. The Company believes it is one of the leading manufacturers of cardiovascular information systems and Cath Lab monitors. The Company offers an open architecture cardiovascular information system that accepts and stores data from electrocardiographs and other diagnostic cardiology products to create a patient-specific cardiology database for comparative and other clinical purposes.

  The Company's objective is to be the premier provider of medical systems for patient monitoring and diagnostic cardiology across the continuum of care. The elements of the Company's strategy to achieve this objective are to (i) enter new care areas, (ii) broaden and enhance its existing product lines, (iii) continue the development of its clinical information systems, (iv) increase its penetration of international markets, (v) increase its recurring revenue streams and (vi) enhance its profit margins.

  Marquette differentiates itself from other medical equipment vendors by addressing market needs with a total solutions approach. First, Marquette offers its customers a broad product line and the ability to equip and supply multiple areas along the continuum of care, thereby enabling integrated health care delivery networks and individual hospitals to gain efficiencies through standardization with a single vendor. Second, Marquette offers its customers the ability to construct an information network infrastructure and clinical information systems to enhance the utilization and clinical value of the Company's patient monitoring and diagnostic cardiology products as well as other medical equipment vendors' products. Third, Marquette provides its customers expertise in clinical problem solving, systems integration and process improvement to customize the configuration of the Company's products and systems to optimize clinical applications for the customers' various care areas and patient management needs.

                                  THE OFFERING

Common Stock offered by the
 Company...........................  1,000,000 shares
Common Stock offered by the Selling
 Shareholders......................  1,750,000 shares
    Total..........................  2,750,000 shares
Common Stock to be outstanding
 after this Offering...............  17,158,691 shares(1)
Use of proceeds....................  The proceeds from the sale of shares of
                                     Common Stock by the Company will be used to
                                     reduce the Company's long-term
                                     indebtedness. See "Use of Proceeds."
Nasdaq National Market symbol......  MARQA

--------
(1) Based upon the number of shares outstanding on January 15, 1997. Does not include (i) 2,038,857 shares of Common Stock reserved for issuance upon the exercise of outstanding stock options under the Amended and Restated Stock Option Plan for Employees of Marquette Medical Systems, Inc., the Company's Directors' (Non-Employee) Stock Option Plan, the E for M Corporation 1991 Stock Option Plan and the E for M Corporation 1991 Key Employee Stock Option Plan (collectively, the "Plans") and (ii) 1,231,417 shares of Common Stock available for future grant of stock options under the Plans.

                      SUMMARY CONSOLIDATED FINANCIAL DATA
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                       SIX MONTHS ENDED
                                 FISCAL YEARS ENDED APRIL 30,             OCTOBER 31,
                         --------------------------------------------  -----------------
                           1992     1993     1994     1995     1996      1995     1996
                         -------- -------- -------- -------- --------  -------- --------
INCOME STATEMENT DATA:
Net sales............... $233,140 $250,178 $253,808 $342,176 $416,293  $165,638 $261,702
Gross profit............  119,815  130,443  131,621  175,046  201,346    82,484  126,695
Operating income
 (loss)(1)..............   22,434   27,013   27,983   33,896  (13,756)    8,742   16,782
Net income (loss)(1)....   14,575   17,790   18,641   19,557  (24,868)    5,022    8,486
Net income (loss) per
 share(1)...............    $0.93    $1.11    $1.16    $1.21   $(1.53)    $0.31    $0.52
Average shares
 outstanding(2).........   15,648   16,039   16,090   16,172   16,254    16,228   16,305

                                                            OCTOBER 31, 1996
                                                         -----------------------
                                                          ACTUAL  AS ADJUSTED(3)
                                                         -------- --------------
BALANCE SHEET DATA:
Working capital......................................... $138,298    $138,298
Total assets............................................  449,063     449,063
Long-term debt, less current maturities.................   81,211      61,762
Shareholders' equity....................................  152,554     172,003

--------
(1) Both operating income and net income in fiscal 1996 included certain non-recurring charges. In fiscal 1996, the Company acquired E for M Corporation. This acquisition was accounted for as a purchase and approximately $35.7 million of the purchase price was allocated to in-process research and development and was written-off immediately. In addition, in fiscal 1996 the Company initiated a restructuring of its worldwide operations and took a non-recurring restructuring charge of approximately $4.0 million, or approximately $2.5 million net-of-tax effect. Operating income in fiscal 1996 before non-recurring charges was approximately $25.9 million and net income in fiscal 1996 before non-recurring charges was approximately $13.3 million, or $0.82 per share of Common Stock. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Fiscal 1996 Compared to Fiscal 1995."
(2) In December 1996, all 26,250,000 outstanding shares of the Company's Class C Common Shares, $0.01 par value (the "Class C Common Stock"), were exchanged for 262,500 shares of Common Stock. Consequently, there are currently no shares of Class C Common Stock outstanding. See "Management's Discussion and Analysis of Financial Condition and Results of Operations-- Overview." Historically, the Class C Common Stock participated in net income with the Common Stock in the ratio of 1:100. Consequently, the weighted average common shares outstanding for calculating net income of the Company for each period indicated is equal to the sum of the weighted average number of shares of Common Stock outstanding for such period plus 1/100th of the weighted average number of shares of Class C Common Stock outstanding for such period.
(3) Adjusted to give effect to the sale of the shares of Common Stock offered by the Company pursuant to this Offering and the application of the net proceeds thereof (at an assumed public offering price of $20.75 per share). See "Use of Proceeds" and "Capitalization."

                                 RISK FACTORS

  In addition to the other information contained in this Prospectus, the following factors should be considered carefully in evaluating an investment in the Common Stock. Except for the historical information contained herein, the discussion in this Prospectus contains forward-looking statements that involve risks and uncertainties. The Company's actual results could differ materially from those anticipated in such forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, those discussed below as well as those discussed elsewhere in this Prospectus and in the documents incorporated by reference in this Prospectus.

UNCERTAINTY RELATED TO HEALTH CARE REFORM AND CHANGING MARKET CONDITIONS

  Political, economic and regulatory influences are subjecting the U.S. health care industry to fundamental change. Although Congress has not enacted comprehensive health care reform legislation to date, the Company anticipates that Congress, state legislatures and the private sector will continue to review and assess alternative health care delivery and payment systems. Potential approaches that have been considered include mandated basic health care benefits, controls on health care spending through limitations on the growth of private health insurance premiums and Medicare and Medicaid spending, the creation of large insurance purchasing groups, price controls and other fundamental changes to the health care delivery system. Legislative debate is expected to continue in the future, and market forces are expected to demand reduced costs. The Company cannot predict what impact the adoption of any federal or state health care reform measures, future private sector reform or market forces may have on its business.

  The health care industry is in transition with a number of changes that affect the market for medical equipment and systems. Changes in the health care delivery system have resulted in major consolidations among hospitals and the formation of multi-hospital alliances, reducing the number of institutional customers for the Company's products and increasing price pressures in the Company's markets. There can be no assurance that the Company will be able to enter into and/or sustain contractual or other marketing or distribution arrangements on a satisfactory commercial basis with these institutional customers.

COMPETITION AND TECHNOLOGICAL CHANGE

  The markets for the Company's products have historically been highly competitive. The consolidation of health care providers in the U.S. and the national effort to curtail increases in medical care costs have increased the level of competition. Although the Company competes directly with other providers of medical equipment, no one company or group of companies competes with the Company across its full line of products. The Company's primary competitors in patient monitoring include Hewlett-Packard Corporation, Siemens Medical Systems, Inc., SpaceLabs Medical, Inc. and Datex Company, and in diagnostic cardiology include Hewlett-Packard Corporation, Schiller AG and Quinton Instrument Company, a subsidiary of American Home Products Corporation. Certain of these competitors are larger, have greater financial and marketing resources and have a larger installed base than Marquette. In addition, other technologies may in the future be the basis for competitive products that could render the Company's products obsolete or non-competitive. Increased price competition or the introduction of new products by competitors could have a material adverse effect on the Company's revenues and profit margins. Any such developments could have a material adverse effect on the business, financial condition or results of operations of the Company. See "Business--Competition."

PRODUCT LIABILITY

  The use of the Company's products in the delivery of medical services involves the possibility of adverse effects that could expose the Company to product liability claims. A recent U.S. Supreme Court decision held that product liability may exist despite FDA approval, and future court decisions may also increase the Company's risk of product liability. The Company is involved in various legal proceedings, including product liability suits of a nature considered normal to its business. The Company's products are used by health care providers in connection with the treatment of patients, who will, on occasion, sustain injury or die as a result of their condition or medical treatment. If a lawsuit is filed because of such an occurrence, the Company, along with physicians and nurses, hospitals and other medical suppliers, may be named as a defendant, and whether or not the Company is ultimately determined to be liable, the Company may incur significant legal expenses. In addition, such litigation could damage the Company's reputation and therefore impair its ability to market its products or obtain product liability insurance or cause the premiums for such insurance to increase. The Company carries product liability insurance coverage under several policies with an aggregate loss coverage which the Company believes is sufficient. However, in the future the Company may be unable to obtain adequate product liability coverage on acceptable terms, if at all. A successful product liability claim or series of claims brought against the Company that are not covered by insurance or that exceed policy limits could have a material adverse effect on the Company's business, financial condition or results of operations. See "Business--Product Liability and Insurance."

INTERNATIONAL OPERATIONS

  The Company sells its products outside of the U.S. both directly and through distributors. International sales represented approximately 27%, 27%, 33%, and 40% of the Company's total net sales in fiscal 1994, 1995, 1996 and for the six months ended October 31, 1996, respectively. The Company believes that international sales will continue to represent a significant portion of its net sales and play a significant role in its future growth and success. Although certain of the Company's international sales are denominated in U.S. dollars, its international business may be affected by changes in demand resulting from fluctuations in currency exchange rates. Additional risks inherent in the Company's international business activities include the burdens of monitoring and complying with a wide variety of foreign laws, regulatory requirements and reimbursement practices, costs of localizing products for foreign countries, longer accounts receivable payment cycles, difficulties in collecting payment, export license requirements, political instability, trade restrictions, changes in tariffs, competition and potentially reduced protection for intellectual property. There can be no assurance that such factors will not have a material adverse effect on the Company's future international sales and, consequently, the Company's business, financial condition or results of operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business--Sales and Marketing."

GOVERNMENT REGULATION

  The medical devices manufactured and marketed by the Company are subject to extensive and rigorous regulation by the U.S. Food and Drug Administration (the "FDA") and in many instances by state and foreign governments. Pursuant to the federal Food, Drug and Cosmetic Act (the "FDC Act"), the FDA regulates, among other things, the testing, manufacturing, labeling, distribution and promotion of medical devices in the U.S. Prior to commercialization in the U.S., a medical device generally must receive FDA clearance or approval, which can be an expensive, lengthy and uncertain process. Regulatory agencies in various foreign countries in which the Company's products are sold may impose additional or varying regulatory requirements. Noncompliance with applicable requirements can result in, among other consequences, warning letters, injunctions, civil penalties, recall or seizure of products, total or partial suspension of production, refusal to grant pre-market clearance or withdrawal of marketing authorizations, and criminal prosecution.

  In general, before a new medical device may be marketed in the U.S., the manufacturer must obtain either a pre-market notification clearance under
Section 510(k) of the FDC Act ("510(k)") or a pre-market approval ("PMA"). Although generally believed to be a shorter, less costly regulatory path than a PMA, the process of obtaining a 510(k) clearance generally requires the submission of supporting data, which may include data from clinical trials of the device. It generally takes from four to 12 months from submission to obtain a 510(k) clearance of a new device, but it may take longer.

  The Company is also subject to certain other FDA regulations, including regulations regarding Good Manufacturing Practices ("GMP") and similar regulations in other countries, which include testing, control, and documentation requirements, and the medical device reporting requirements. Ongoing compliance with

GMP and other applicable regulatory requirements will be monitored through periodic inspections by state and federal agencies, including the FDA, and by comparable agencies in other countries. In addition, changes in existing regulations or adoption of new governmental regulations or policies could prevent or delay regulatory approval of the Company's products.

  Sales of medical devices outside of the U.S. are subject to foreign regulatory requirements that vary widely from country to country. The time necessary to obtain approval for sales in foreign countries may be longer or shorter than that required for FDA approval, and requirements may differ from FDA requirements.

  There can be no assurance that the Company will be able to obtain 510(k) clearance or, if required, a PMA to market new products in the U.S. on a timely basis, and delays in receipt of or failure to receive such clearances or approvals, or failure to comply with existing or future regulatory requirements, would have a material adverse effect on the Company's business, financial condition and results of operations. See "Business--Government Regulation."

THIRD PARTY REIMBURSEMENT

  Third party payors (including state and federal governments) are increasingly concerned about escalating health care costs and can indirectly affect the pricing and relative attractiveness of the Company's products by regulating the maximum amount of reimbursement they will provide for the diagnostic procedures that involve use of the Company's products. If amounts to be reimbursed to hospitals or physicians for such services are decreased in the future, such decreases could reduce the price the Company can charge for its products, which could have a material adverse effect on the Company's business, financial condition or results of operations.

INTEGRATION OF ACQUISITIONS

  The Company's strategy to grow and improve its product offerings may include obtaining product lines through acquisitions. The Company acquired E for M Corporation in January 1996 and continues the integration of E for M's operations into the Company. See "Management's Discussion and Analysis of Results of Financial Condition and Results of Operations." Acquisitions involve a number of risks, including risks related to the integration of acquired businesses, the substantial management time devoted to such activities, undisclosed liabilities, the failure to achieve anticipated benefits, such as cost savings and synergies, and distribution, engineering, customer support and other issues related to product integration.

CONCENTRATION OF SHARE OWNERSHIP

  Following this Offering, the Company's officers and directors will beneficially own approximately 23% of the outstanding shares of Common Stock, including approximately 19% beneficially owned by one of the Company's founders. Accordingly, these officers and directors will have the ability to influence significantly the election of directors and most corporate actions. See "Selling Shareholders."

ANTI-TAKEOVER CONSIDERATIONS

  The Company's Restated Articles of Incorporation, as amended, and Amended and Restated By-laws contain provisions that, among other things, authorize the Board of Directors to issue preferred stock in one or more series without shareholder approval, impose procedural requirements in connection with the calling of special meetings of shareholders, and require advance notice requirements for nominations and certain other matters to be considered at meetings of shareholders. The Company has also issued Preferred Share Purchase Rights ("Rights") under a Rights Agreement, dated December 18, 1996, between the Company and Firstar Trust Company, as Rights Agent, that entitle holders to certain rights if a person acquires 20% or more of the Common Stock or announces a tender offer for 20% or more of the Common Stock. These provisions, the Rights and the prohibition against certain business combinations and other provisions contained in the Wisconsin Business Corporation Law could have the effect of delaying, deferring or preventing a change in control or the removal of existing management of the Company.

ABSENCE OF DIVIDENDS

  The Company has never paid cash dividends on its Common Stock and does not anticipate paying cash dividends in the foreseeable future. See "Price Range of Common Stock and Dividend Policy."

VOLATILITY OF STOCK PRICE

  The Common Stock has experienced price volatility, and such volatility may occur in the future. In addition, the stock market from time to time has experienced extreme price and volume fluctuations that have affected the market price of many companies and have often been unrelated to the operating performance of particular companies. See "Price Range of Common Stock and Dividend Policy." Factors including fluctuations in the Company's sales or operating results (including fluctuations due to seasonality and the variability of the sales cycle for certain of the Company's products), announcements of technological innovations or new products by the Company or its competitors, changes in recommendations of securities analysts and general market conditions may have a significant effect on the market price of the Common Stock. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business--Competition."

                                USE OF PROCEEDS

  The net proceeds to the Company from the sale of the 1,000,000 shares of Common Stock offered by the Company hereby, at an assumed public offering price of $20.75 per share, are estimated to be approximately $19.4 million ($24.6 million if the Underwriters' over-allotment option is exercised in full), after deducting the underwriting discounts and commissions and estimated offering expenses payable by the Company. The Company will not receive any proceeds from the sale of the 1,750,000 shares of Common Stock offered by the Selling Shareholders hereby.

  The Company expects to use all of the net proceeds from the sale of Common Stock by the Company to repay a portion of the Company's bank term debt. Amounts borrowed under the bank term debt accrued interest at a weighted annual rate of approximately 6.7% as of January 24, 1997 and mature beginning on October 31, 1998. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."

                PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY

  The Common Stock is traded on the Nasdaq National Market under the symbol "MARQA." The following table sets forth for the periods indicated the high and low closing sales prices of the Common Stock as reported by the Nasdaq National Market.

                                                                 HIGH     LOW
                                                                ------- -------
      FISCAL YEAR ENDED APRIL 30, 1995:
        First Quarter.......................................... $16 1/2 $   15
        Second Quarter.........................................     20   15 1/2
        Third Quarter..........................................  23 1/2     19
        Fourth Quarter.........................................  23 3/4     17
      FISCAL YEAR ENDED APRIL 30, 1996:
        First Quarter.......................................... $   19  $   13
        Second Quarter.........................................  18 3/4  15 3/4
        Third Quarter..........................................     21   17 3/4
        Fourth Quarter.........................................     20   16 1/2
      FISCAL YEAR ENDED APRIL 30, 1997:
        First Quarter.......................................... $18 3/4 $15 3/4
        Second Quarter.........................................  18 1/2  15 1/2
        Third Quarter (through January 24, 1997)...............  22 3/8  15

  On January 24, 1997, the last reported sales price of the Common Stock on the Nasdaq National Market was $20 3/4 per share. As of January 1, 1997, there were approximately 710 holders of record of the Common Stock.

  The Company has never declared or paid cash dividends on the Common Stock. The Company intends to retain any future earnings for use in its business and does not anticipate paying any cash dividends on the Common Stock in the future.

                                 CAPITALIZATION

  The following table sets forth the short-term debt and capitalization of the Company at October 31, 1996, and as adjusted to reflect the sale of the 1,000,000 shares of Common Stock offered by the Company hereby (at an assumed public offering price of $20.75 per share) and the application of the estimated net proceeds to the Company therefrom as described in "Use of Proceeds." This table should be read in conjunction with the consolidated financial statements and notes thereto included elsewhere in this Prospectus.

                                                            OCTOBER 31, 1996
                                                          ----------------------
                                                          ACTUAL(1)  AS ADJUSTED
                                                          ---------  -----------
                                                               (DOLLARS IN
                                                               THOUSANDS)
Short-term debt:
  Notes payable.......................................... $ 47,146    $ 47,146
                                                          ========    ========
Long-term debt, less current maturities:
  Bank debt.............................................. $ 51,211    $ 31,762
  7.46% senior debt......................................   30,000      30,000
Class A Common Shares under repurchase agreements(2).....    8,000       8,000
Shareholders' equity:
  Class A Common Shares, par value $0.10 per share,
   30,000,000 shares authorized, 16,115,335 shares
   issued; 17,115,335 shares issued, as adjusted.........    1,612       1,712
  Class C Common Shares, par value $0.01 per share,
   50,000,000 shares authorized, no shares issued........        0           0
  Additional paid in capital.............................   27,918      47,267
  Retained earnings......................................  134,638     134,638
  Treasury stock, at cost, 18,900 shares of Class A
   Common Shares.........................................     (312)       (312)
  Cumulative translation adjustment......................   (3,302)     (3,302)
  Class A Common Shares under repurchase agreements(2)...   (8,000)     (8,000)
                                                          --------    --------
    Total shareholders' equity........................... $152,554    $172,003
                                                          --------    --------
      Total capitalization............................... $241,765    $241,765
                                                          ========    ========

--------
(1) Adjusted to reflect the December 1996 exchange of all 26,250,000 outstanding shares of Class C Common Stock for 262,500 shares of Common Stock. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Overview."
(2) The Company has entered into agreements with Michael J. Cudahy, Chairman and Chief Executive Officer of the Company, and Warren B. Cozzens, a retired senior vice president and former director of the Company, to repurchase up to $4.0 million worth of Common Stock from the estate of each of them upon their death. The Company has life insurance with a face value of approximately $6.7 million on the lives of the two shareholders in order to partially fund these repurchase obligations.

                  SELECTED CONSOLIDATED FINANCIAL INFORMATION

  The following selected financial information presents the Company's consolidated results of operations for the five years ended April 30, 1996 and the six months ended October 31, 1995 and 1996. The summary for each of the years in the three-year period ended April 30, 1996 has been derived from the Company's consolidated financial statements which have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report included elsewhere in this Prospectus. The summary for each of the years in the two-year period ended April 30, 1993 has been derived from separate audited consolidated financial statements of the Company. The Company's financial statements and the related selected financial statements for the six months ended October 31, 1995 and 1996 are unaudited but, in the opinion of management of the Company, reflect all adjustments (which include only normal recurring adjustments) necessary to fairly present such information for those periods. Results of interim operations are not necessarily indicative of results to be expected for the fiscal year. The following information is qualified by reference to, and should be read in conjunction with, the consolidated financial statements and notes thereto included elsewhere in this Prospectus or incorporated by reference herein and the information included under the caption "Management's Discussion and Analysis of Financial Condition and Results of Operations."

                                                                            SIX MONTHS ENDED
                                  FISCAL YEARS ENDED APRIL 30,                 OCTOBER 31,
                          ------------------------------------------------  ------------------
                            1992      1993      1994      1995      1996      1995      1996
                          --------  --------  --------  --------  --------  --------  --------
                                 (IN THOUSANDS, EXCEPT PER SHARE DATA)
INCOME STATEMENT DATA:
Net sales...............  $233,140  $250,178  $253,808  $342,176  $416,293  $165,638  $261,702
Cost of sales...........   113,325   119,735   122,187   167,130   214,947    83,154   135,007
                          --------  --------  --------  --------  --------  --------  --------
 Gross profit...........   119,815   130,443   131,621   175,046   201,346    82,484   126,695
                          --------  --------  --------  --------  --------  --------  --------
Engineering expenses....    18,210    21,022    22,417    30,716    37,307    16,181    23,787
Selling expenses........    59,763    63,768    62,397    85,072   105,259    44,035    64,243
General and
 administrative
 expenses...............    19,408    18,640    18,824    25,362    32,880    13,526    21,883
Restructuring
 expenses(1)............       --        --        --        --      3,956       --        --
Write-off of acquired
 in-process research &
 development(1).........       --        --        --        --     35,700       --        --
                          --------  --------  --------  --------  --------  --------  --------
 Total operating
  expenses..............    97,381   103,430   103,638   141,150   215,102    73,742   109,913
                          --------  --------  --------  --------  --------  --------  --------
Operating income (loss).    22,434    27,013    27,983    33,896   (13,756)    8,742    16,782
Interest expense........     2,094     1,515       322     2,973     4,386     1,235     4,189
Other (income) expense,
 net....................    (1,680)     (885)     (554)     (107)   (1,162)     (527)   (1,118)
                          --------  --------  --------  --------  --------  --------  --------
 Income (loss) before
  provision for income
  taxes.................    22,020    26,383    28,215    31,030   (16,980)    8,034    13,711
Provision for income
 taxes..................     7,445     9,125     9,574    11,473     7,888     3,012     5,225
                          --------  --------  --------  --------  --------  --------  --------
 Net income (loss)
  before cumulative
  effect of change in
  accounting principle..    14,575    17,258    18,641    19,557   (24,868)    5,022     8,486
Cumulative effect of
 change in accounting
 principle..............       --       (532)      --        --        --        --        --
                          --------  --------  --------  --------  --------  --------  --------
 Net income (loss)......  $ 14,575  $ 17,790  $ 18,641  $ 19,557  $(24,868) $  5,022  $  8,486
                          ========  ========  ========  ========  ========  ========  ========
Net income (loss) per
 Class A Common Share...  $   0.93  $   1.11  $   1.16  $   1.21  $  (1.53) $   0.31  $   0.52
Average common shares
 outstanding(2).........    15,648    16,039    16,090    16,172    16,254    16,228    16,305
                                           APRIL 30,                           OCTOBER 31,
                          ------------------------------------------------  ------------------
                            1992      1993      1994      1995      1996      1995      1996
                          --------  --------  --------  --------  --------  --------  --------
                                         (IN THOUSANDS)
BALANCE SHEET DATA:
Working capital.........  $ 82,789  $ 91,477  $109,560  $100,367  $133,197  $108,229  $138,298
Total assets............   181,978   176,646   203,180   264,865   431,718   269,099   449,063
Long-term debt, less
 current maturities.....    12,825       747       102     8,112    81,254     8,047    81,211
Shareholders' equity....   112,706   130,589   149,421   170,893   147,925   176,396   152,554

-------
(1) In fiscal 1996, the Company acquired E for M Corporation. This acquisition was accounted for as a purchase and approximately $35.7 million of the purchase price was allocated to in-process research and development and was written-off immediately. In addition, in fiscal 1996 the Company initiated a restructuring of its worldwide operations and took a non-recurring restructuring charge of approximately $4.0 million, or approximately $2.5 million net-of-tax effect. Operating income in fiscal 1996 before non-recurring charges was approximately $25.9 million and net income in fiscal 1996 before non-recurring charges was approximately $13.3 million, or $0.82 per share of Common Stock. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Fiscal 1996 Compared to Fiscal 1995."
(2) In December 1996, all 26,250,000 outstanding shares of the Company's Class C Common Stock were exchanged for 262,500 shares of Common Stock. Consequently, there are currently no shares of Class C Common Stock outstanding. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Overview." Historically, Class C Common Stock participated in income with the Common Stock in the ratio of 1:100. Consequently, the weighted average common shares outstanding for calculating net income of the Company for each of the periods indicated is equal to the sum of the weighted average number of shares of Common Stock outstanding for such period plus 1/100th of the weighted average number of shares of Class C Common Stock outstanding for such period.

               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS

  The following discussion and analysis should be read in conjunction with the consolidated financial statements and related notes thereto appearing elsewhere in this Prospectus. Except for the historical information contained herein, the discussion in this Prospectus contains forward-looking statements that involve risks and uncertainties. The Company's actual results could differ materially from those anticipated in such forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, those discussed in the section entitled "Risk Factors" as well as those discussed elsewhere in this Prospectus and in the documents incorporated by reference in this Prospectus.

OVERVIEW

  The Company was formed in 1965 by Michael J. Cudahy, the Chairman and Chief Executive Officer of the Company, and Warren B. Cozzens, a retired Senior Vice President and former director of the Company. Since its formation, the Company has grown by continuously investing in research and development to create an expanding proprietary line of medical products and through strategic acquisitions which have broadened the Company's product lines and the geographic scope of its operations. The Company has made two key acquisitions in recent years. In 1994, the Company acquired Corometrics Medical Systems, Inc. ("Corometrics") from American Home Products Corporation, giving the Company a strong position in the fetal and perinatal monitoring market and entree to the market for clinical information systems. In January 1996, the Company acquired E For M Corporation ("E for M") which, with E for M's wholly-owned German subsidiary, Hellige GmbH ("Hellige"), significantly broadened the Company's lines of Cath Lab, defibrillator, ECG and patient monitoring products, as well as adding electrophysiology laboratory ("EP Lab") and digital imaging product lines and a significant distributorship for specialized 35 millimeter cineangiography film.

  In December 1996, the Company exchanged 262,500 shares of Common Stock for all 26,250,000 shares of Class C Common Stock owned by Mr. Cudahy pursuant to a negotiated agreement. The Company exchanged the Class C Common Stock in order to simplify the Company's capital structure and eliminate the control vote of the Class C Common Stock. The exchange ratio corresponds to the liquidation value and right to dividends of the respective shares. Consequently, there was no dilution to holders of the Common Stock in the exchange. As a result of the exchange, the Common Stock is the only outstanding equity security of the Company. The Company's Board of Directors has proposed an amendment to the Company's Amended and Restated Articles of Incorporation, as amended (the "Restated Articles of Incorporation"), to eliminate the Class C Common Stock as an authorized class of common shares. If the Company's shareholders approve the proposed amendment to the Restated Articles of Incorporation, the Common Stock will be the only authorized common shares of the Company.

  The following table provides certain information with respect to the Company's net sales:

                                    FISCAL YEARS ENDED APRIL 30,                      SIX MONTHS ENDED OCTOBER 31,
                     ----------------------------------------------------------- ---------------------------------------
                            1994                1995                1996                1995                1996
                     ------------------- ------------------- ------------------- ------------------- -------------------
                                 % OF                % OF                % OF                % OF                % OF
                     NET SALES NET SALES NET SALES NET SALES NET SALES NET SALES NET SALES NET SALES NET SALES NET SALES
                     --------- --------- --------- --------- --------- --------- --------- --------- --------- ---------
                                                           (DOLLARS IN THOUSANDS)
Patient Monitoring
 Systems...........  $109,781     43.3%  $181,068     52.9%  $208,321     50.0%  $ 87,506     52.8%  $123,359     47.2%
Diagnostic
 Cardiology
 Products..........    89,883     35.4     94,749     27.7    124,413     29.9     44,058     26.6     87,764     33.5
Supplies and
 Service...........    54,144     21.3     66,359     19.4     83,559     20.1     34,074     20.6     50,579     19.3
                     --------    -----   --------    -----   --------    -----   --------    -----   --------    -----
 Total.............  $253,808    100.0%  $342,176    100.0%  $416,293    100.0%  $165,638    100.0%  $261,702    100.0%
                     ========    =====   ========    =====   ========    =====   ========    =====   ========    =====

  The sale of medical systems has become an important aspect of the Company's business. The typical patient monitoring systems order is $300,000 to $500,000, although it is common for the Company to receive orders in the $2-$3 million range, and the Company has received single orders greater than $10 million. The average sales cycle for these systems from quotation to shipment is approximately 9-12 months, with some large orders having longer sales cycles. The combination of periodic large orders and the variability in the length of the sales cycle for patient monitoring systems may create short-term fluctuations in the level of incoming orders and shipments from one quarter to the next. The typical diagnostic cardiology order is $25,000- $30,000, and the average sales cycle for these products is approximately 30 days. Therefore, the short-term impact of fluctuations in these orders is minimal.

  The Company's business is subject to some seasonality. Approximately one-third of the Company's net sales are to European customers. Order and sales activity in Europe have historically declined in the summer months of June, July and August. As a result, the Company's sales for the first fiscal quarter (ending July 31) are generally lower than the previous quarter and the subsequent quarter. The Company expects that this reduced sales activity in Europe in the summer months will continue.

SIX MONTHS ENDED OCTOBER 31, 1996 COMPARED TO SIX MONTHS ENDED OCTOBER 31,
1995

  Net sales for the six-month period ended October 31, 1996 increased 58.0% to $261.7 million from $165.6 million for the same period in the previous fiscal year. The results for the six-month period ended October 31, 1996 included the operations of E for M which was acquired in January 1996.

  The Company's patient monitoring, diagnostic cardiology and supplies and service product lines achieved sales growth of 41.0%, 99.2% and 48.4%, respectively, for the six-month period ended October 31, 1996 compared to the same period in the previous fiscal year. The increase in net sales was primarily attributable to the E for M acquisition, which resulted in expanded product lines as well as improved distribution. In addition to the E for M products, the introduction of new products in both the patient monitoring and diagnostic cardiology product lines contributed to the strong sales growth experienced in the first six months of fiscal 1997.

  Gross profit for the six-month period ended October 31, 1996 increased 53.6% to $126.7 million from $82.5 million for the same period in the previous fiscal year. The increased gross profit for the period was primarily attributable to the E for M acquisition as well as the increased level of net sales. Gross margin for the six-month period ended October 31, 1996 decreased slightly to 48.4% from 49.8% for the same period in the previous fiscal year. The decrease was mainly attributable to the historically lower gross margins of E for M products.

  Engineering expenses for the six-month period ended October 31, 1996 increased 46.9% to $23.8 million from $16.2 million for the same period in the previous fiscal year. The increase was primarily related to the E for M acquisition. Engineering expenses as a percentage of net sales were 9.1% for the six-month period ending October 31, 1996 compared to 9.8% for the same period in the previous fiscal year. Engineering expenses have remained relatively constant as a percentage of net sales and the Company intends to continue to invest significantly in developing new products and enhancing current products.

  Selling expenses for the six-month period ended October 31, 1996 increased 45.9% to $64.2 million from $44.0 million for the same period in the previous fiscal year. The increased expenses were primarily attributable to the addition of E for M selling expenses in the current year and the increased sales levels in the current year. As a percentage of net sales, selling expenses decreased in the six-month period ended October 31, 1996 to 24.5% of net sales from 26.6% of net sales for the same period in the previous fiscal year. This decrease was primarily attributable to restructuring and consolidation of the distribution function, primarily in Europe.

  General and administrative expenses for the six-month period ended October 31, 1996 increased 62.2% to $21.9 million from $13.5 million for the same period the previous fiscal year. E for M operations accounted for a significant portion of the increase. For the first six months of fiscal 1997, general and administrative expenses as a percentage of sales remained relatively constant with the prior year percentages. General and administrative expenses as a percentage of net sales were 8.4% for the six-month period ended October 31, 1996, compared to 8.2% for the same period in the previous fiscal year.

  Operating income for the six-month period ended October 31, 1996 increased 93.1% to $16.8 million from $8.7 million for the same period in the previous fiscal year. The increase in operating income resulted from the inclusion of E for M operations in the current year, increased sales and the benefits realized with respect to the restructuring plan which was implemented in the fourth quarter of fiscal 1996. The restructuring plan consisted of a consolidation of offices in Europe as well as the integration of E for M's operations into the Company.

  Interest expense for the six-month period ended October 31, 1996 increased to $4.2 million from $1.2 million for the same period in the previous fiscal year. The increase was related to increased borrowings related to the E for M acquisition.

FISCAL 1996 COMPARED TO FISCAL 1995

  Net sales for fiscal 1996 increased 21.7% to $416.3 million from $342.2 million for fiscal 1995. The fiscal 1996 results included four months of activity from operations related to E for M. Approximately $54.5 million of the increase in net sales was due to sales of E for M products. The remaining increase in net sales for fiscal 1996 of $19.6 million, or 5.7%, was related to the Company's historic product lines. An improving health care market as well as the E for M acquisition contributed to an increase in net sales of $27.3 million or 15.1% for the patient monitoring line and $29.7 million or 31.3% for the diagnostic cardiology product line. The supplies and service product lines recorded a sales increase of $17.2 million, or 25.9%, from fiscal 1995. Fiscal 1995 results included eleven months activity from operations related to Corometrics, which was acquired in May 1994.

  Gross profit for fiscal 1996 increased 15.0% to $201.3 million from $175.0 million in fiscal 1995. Gross margin decreased to 48.4% for fiscal 1996, compared to 51.1% for fiscal 1995. The decrease was primarily attributable to the lower gross margin realized on E for M products. The gross margin realized on E for M products for the four months of E for M operations included in fiscal 1996 was 38.1%. Lower than expected shipment levels of E for M products, attributable in part to the integration of E for M operations into Marquette, resulted in an inability to fully absorb fixed costs. All of the Company's product lines experienced decreases in gross margins, mainly attributable to increased pricing pressures, especially in Europe. In addition, the ultrasound imaging line inventory at Corometrics was liquidated at a significant discount, resulting in a margin decline in that line.

  Engineering expenses for fiscal 1996 increased 21.5% to $37.3 million from $30.7 million in fiscal 1995. Most of this increase was related to the acquisition of E for M, which had $4.9 million of engineering expense for the four months of E for M operations included in fiscal 1996. The remaining increase was a result of increased new product development costs, particularly in operating room and emergency care products. Engineering expenses as a percentage of net sales remained at 9.0% for fiscal 1996, the same percentage as for fiscal 1995.

  Selling expenses for fiscal 1996 increased 23.7% to $105.3 million from $85.1 million for fiscal 1995, due primarily to the E for M acquisition. Of the total increase, $13.1 million related to the four months of E for M operations included in fiscal 1996. In addition to the increased expenses related to E for M, a portion of the increase was also related to the incremental month of Corometrics expenses included in fiscal 1996 compared to fiscal 1995. The remaining increase was primarily related to an increased sales staff for all product lines. For fiscal 1996, selling expenses increased slightly as percentage of net sales to 25.3%, from 24.9% of net sales for fiscal 1995.

  General and administrative expenses for fiscal 1996 increased 29.5% to $32.9 million from $25.4 million in fiscal 1995. General and administrative expenses increased $6.0 million for fiscal 1996, primarily due to the operations of E for M. The remaining operations of the Company had an increase of $1.5 million for fiscal 1996 compared to fiscal 1995. In addition to the increase related to E for M, an incremental month of Corometrics expenses in fiscal 1996 contributed to the remaining difference. General and administrative expenses as a percentage of net sales were 7.9% for fiscal 1996, compared to 7.4% for fiscal 1995.

  The Company incurred a restructuring charge of $4.0 million for fiscal 1996, primarily related to its European operations. The restructuring was undertaken for purposes of consolidating the distribution function in Europe as well as the integration of E for M operations into Marquette.

  During 1996, the Company took a charge related to the write-off of purchased in-process research and development ("R&D") in the amount of $35.7 million. This one-time charge is attributable to the in-process R&D acquired with E for
M. The purchase price of E for M was allocated to the fair value of net tangible and intangible assets acquired. The portion of the purchase price allocated to the in-process R&D costs of E for M was written-off resulting in this non-recurring charge.

  Interest expense for fiscal 1996 increased to $4.4 million from $3.0 million for fiscal 1995. The increased interest expense related to the E for M acquisition was partially offset by the repayment of $8.0 million of debt originally incurred in connection with the Corometrics acquisition in May 1994. Cash flow from operations enabled the Company to retire the remaining debt related to the Corometrics acquisition during fiscal 1996.

  Other income for fiscal 1996 increased to $1.2 million from $0.1 million in fiscal 1995, primarily due to increased foreign exchange gains of $0.6 million. In addition, losses related to equity investments were $0.7 million less in fiscal 1996 as compared to fiscal 1995.

  The provision for income taxes for fiscal 1996 was $7.9 million. Even though the Company incurred a before-tax loss of $17.0 million for the year, the $35.7 million charge related to purchased in-process R&D was a permanent tax difference for which the Company did not receive any tax benefit, either current or deferred. Excluding this charge, the effective tax rate for fiscal 1996 was 42.1% compared to 37.0% for fiscal 1995. This increase in the effective tax rate for fiscal 1996 was partly due to the expiration of the R&D credit (a 1.9% benefit in 1995). This credit was reinstated prospectively on July 1, 1996. The additional increase in the tax rate for fiscal 1996 was related to foreign net operating losses which the Company was unable to utilize.

FISCAL 1995 COMPARED TO FISCAL 1994

  Net sales for fiscal 1995 increased 34.8% to $342.2 million from $253.8 million for fiscal 1994. The increase in net sales for fiscal 1995 was primarily related to the acquisition of Corometrics, which added $77.1 million to net sales for fiscal 1995. Net sales for the patient monitoring, diagnostic cardiology and supplies and service product lines increased $71.3 million, $4.9 million and $12.2 million, or 64.9%, 5.4% and 22.6%, respectively, in fiscal 1995. The increase in net sales of patient monitoring and supplies and service products was primarily attributable to the Corometrics acquisition.

  Gross profit for fiscal 1995 increased 33.0% to $175.0 million from $131.6 million in fiscal 1994 primarily due to increased sales in fiscal 1995. The gross profit margin was 51.1% in fiscal 1995 compared to 51.9% in fiscal 1994. Productivity gains in manufacturing were offset by lower gross margins due to pricing pressure in the U.S. In addition, including Corometrics products in the product mix caused a decline in consolidated gross margins.

  Engineering expenses for fiscal 1995 increased 37.0% to $30.7 million from $22.4 million in fiscal 1994. Approximately $6.3 million of the increase related to engineering expenses incurred by Corometrics. The increase in engineering expenses was also related to the reassignment of engineers to internal projects upon completion of a third party funded research project. Engineering expenses as a percentage of net sales were 9.0% for fiscal 1995, compared to 8.8% for fiscal 1994.

  Selling expenses for fiscal 1995 increased 36.4% to $85.1 million from $62.4 million in fiscal 1994 primarily due to selling expenses incurred by Corometrics and the addition of direct sales representatives to sell the Corometrics line in Europe. Selling expenses as a percentage of net sales were 24.9% for fiscal 1995, compared to 24.6% for fiscal 1994.

  General and administrative expenses for fiscal 1995 increased 35.1% to $25.4 million, from $18.8 million in fiscal 1994. The increase was primarily due to the Corometrics acquisition, including $1.4 million in goodwill and amortization. General and administrative expenses as a percentage of net sales remained at 7.4% in fiscal 1995, the same percentage as for fiscal 1994.

  Interest expense for fiscal 1995 increased to $3.0 million from $0.3 million in fiscal 1994, primarily due to debt incurred in connection with the acquisition of Corometrics.

  Other income for fiscal 1995 decreased to $0.1 million from $0.6 million in fiscal 1994, due to a decrease in interest income. Cash on hand in fiscal 1995 was greatly reduced due to the Corometrics acquisition in May 1994. The decrease in interest income was partially offset by foreign exchange losses in fiscal 1994 which did not recur in fiscal 1995.

  The effective income tax rate increased to 37.0% in fiscal 1995, compared with 33.9% in fiscal 1994. The increase in the effective rate was attributable to an increase in the effective state tax rate and decreased benefits associated with the Company's foreign sales corporation.

LIQUIDITY AND CAPITAL RESOURCES

  Working capital was $138.3 million at October 31, 1996, compared to $133.2 million at April 30, 1996. Receivables increased by 6.6% to $147.7 million at October 31, 1996, from $138.5 million at April 30, 1996, primarily due to strong European sales. Inventories increased $7.0 million primarily due to increased demonstration inventories.

  As of October 31, 1996, the Company had $17.6 million outstanding on U.S. lines of credit of $25.0 million. In addition, the Company had $29.5 million, U.S. dollar equivalent, in foreign currency loans outstanding on foreign lines of credit. The foreign currency denominated borrowings are used to reduce the currency risks associated with foreign currency receivables. Notes payable increased $18.3 million over the April 30, 1996 amounts. Of this increase, $4.6 million was used by the Company to repurchase 281,400 shares of Common Stock at a price of $16.50 per share in October 1996. Of the remaining increase, $2.9 million was used to retire bank term debt, and the remainder was used to finance working capital requirements and to purchase capital additions.

  Capital expenditures for the six-month period ended October 31, 1996 were $10.4 million, compared with $6.1 million for the same period of the previous fiscal year. The increase was due to the acquisition of a new business system.

  The $90.3 million acquisition of E for M was funded by three variable rate bank term loans each in the amount of $30.0 million. Each bank term loan is payable in eight equal semi-annual installments of $3.75 million each beginning on April 30, 1997 and continuing on each October 31 and April 30 thereafter through October 31, 2000. As of October 31, 1996, the Company had repaid or refinanced $39.0 million of such bank term debt. Cash flow from operations was used to repay approximately $9.0 million of such debt, and the remaining $30.0 million was converted into longer term fixed-rate senior debt. This senior debt accrues interest at a fixed rate of 7.46% per annum and matures on August 29, 2008. The $51.0 million of bank term debt that remained outstanding as of October 31, 1996 accrued interest at a rate equal to the LIBOR rate plus one percent, reset monthly. At October 31, 1996, the rate was 6.375% per annum. The Company intends to repay a portion of the bank term debt with the net proceeds of this Offering. See "Use of Proceeds."

  Management believes the Company has the financial resources to meet its short term and long term cash requirements. The current U.S. inflation rate has little impact on Company operations.

                                   BUSINESS

OVERVIEW

  Marquette is a worldwide leader in the development and manufacture of medical equipment and integrated systems for patient monitoring and diagnostic cardiology applications. Marquette also develops clinical information systems, designed to be integrated with medical equipment, consisting of hardware and software used by integrated health care delivery networks and individual hospitals to electronically acquire, record, store, analyze and distribute patient medical data. The Company believes that its ability to offer integrated clinical information systems and patient monitoring and diagnostic cardiology equipment provides it with significant competitive advantages over companies that market only equipment or clinical information systems. The Company has made a substantial commitment to research and development and is well known for its technological innovation and quality, dating back to 1965 when it introduced the first centralized ECG processing and storage system.

  Patient monitoring systems and diagnostic cardiology products accounted for approximately 47% and 34% of the Company's net sales, respectively, for the six months ended October 31, 1996, with the remaining 19% of net sales relating to supplies and after market services. The Company's products are sold in more than 65 countries throughout the world, with the U.S. and international markets accounting for approximately 60% and 40%, respectively, of the Company's net sales for the six months ended October 31, 1996. The Company's products are used principally in critical and intensive care units, operating and recovery rooms, step-down units, labor and delivery units, cardiology departments, Cath Labs and related areas of acute care hospitals. In addition, Marquette products are increasingly being used in smaller hospitals, medical clinics, outpatient surgery centers, physician offices and homes.

  The Company estimates that the worldwide market for patient monitoring systems is approximately $1.3 billion, of which approximately $720 million is attributable to the U.S. market. Marquette's patient monitoring systems continuously acquire, analyze, store, display and print patient physiological information, providing attending medical personnel a means to continuously evaluate a patient's condition. Patient monitoring systems include bedside, telemetry, anesthetic and respiratory gas, maternal/fetal, neonatal and home care equipment and clinical information systems. The Company believes it is one of the leading manufacturers of maternal/fetal, bedside and telemetry monitoring systems. The Company offers fully integrated, networked, open architecture clinical information systems that process information obtained from patient monitors and various other sources, including Marquette's and other companies' products, to create an interactive electronic patient medical record.

  The Company estimates that the worldwide market for diagnostic cardiology products is approximately $1.0 billion, of which approximately $430 million is attributable to the U.S. market. Marquette's diagnostic cardiology products are used to diagnose cardiac disorders through the detection, recording and analysis of electrical signals and other information relating to the heart. These diagnostic cardiology products include resting, exercise testing and Holter (ambulatory) ECG equipment, cardiovascular information systems, cardiac defibrillators, Cath Lab monitors, and photo image and digital image processing equipment. The Company believes it is one of the leading manufacturers of cardiovascular information systems and Cath Lab monitors. The Company offers an open architecture cardiovascular information system that accepts and stores data from electrocardiographs and other diagnostic cardiology products to create a patient-specific cardiology database for comparative and other clinical purposes.

ADDRESSING MARKET NEEDS

  Health care providers are increasingly differentiating medical equipment vendors based on their ability to provide clinical management and patient administration systems that deliver better quality care at lower costs. Marquette is addressing these market needs with a total systems approach based on a combination of its broad product lines, open architecture Unity Network and its clinical process expertise.

  Marquette's Unity Network is an integrated system which enables a wide range of patient monitoring, diagnostic cardiology and clinical information systems to be interconnected and to interface with hospital information systems maintained by its customers. Reports can be generated that provide the data in both clinical and administrative form to aid in improving the quality of care in the most cost effective manner. The Unity Network is designed to (i) communicate patient information from bedside and telemetry monitors to central nurses' stations, (ii) allow clinicians to view patient information from various areas of the hospital or from remote locations via telephone lines and modems, and (iii) electronically transfer patient information to care units, outpatient facilities or physicians' offices.

  Marquette differentiates itself from other medical equipment vendors by addressing market needs with a total solutions approach.

  First, Marquette offers its customers a broad product line and the ability to equip and supply multiple areas along the continuum of care, thereby enabling integrated health care delivery networks and individual hospitals to gain efficiencies through standardization with a single vendor.

  Second, Marquette offers its customers the ability to construct an information network infrastructure and clinical information systems to enhance the utilization and clinical value of the Company's patient monitoring and diagnostic cardiology products as well as other medical equipment vendors' products to which the Unity Network can be interfaced.

  Third, Marquette provides its customers expertise in clinical problem solving, systems integration and process improvement to customize the configuration of the Company's products and systems to optimize clinical applications for the customers' various care areas and patient management needs.

BUSINESS STRATEGY

  The Company's objective is to be the premier provider of medical systems for patient monitoring and diagnostic cardiology across the continuum of care. The elements of the Company's strategy to achieve this objective are identified below.

  Enter New Care Areas. The Company seeks to capitalize on the shift from critical care to subacute care, physician offices and home care through the introduction of newly designed patient monitoring and diagnostic cardiology products aimed specifically at these evolving care areas. The Company believes that there is a greater potential for growth in these care areas than in the hospital market in which the Company's products have historically been sold. The Company is developing new products that address the functional needs of these lower acuity care areas based on the Company's technological expertise developed in connection with its hospital products.

  Broaden and Enhance Existing Product Lines. The Company is adding depth to its product lines by introducing products at lower price points. The Company has implemented this strategy by developing products internally, forming strategic alliances and through acquisitions. For example, as part of the E for M acquisition, the Company obtained Hellige's development efforts relating to a high performance, compact, portable, battery-powered, multiparameter patient monitor.

  Continue Development of Clinical Information Systems. The networking of the Company's products through clinical information systems enhances the value of the Company's products to customers and will continue to be a focus of the Company's product development efforts. The Company believes that the development of expanded clinical information systems capabilities is an important element of Marquette's competitive advantage in the patient monitoring and diagnostic cardiology markets.

  Increase Penetration of International Markets. International sales have increased from approximately 26% of net sales for the six months ended October 31, 1995 to approximately 40% of net sales for the six months ended October 31, 1996 primarily due to the acquisition of E for M. The Company will continue to seek greater penetration of the European market, where the E for M acquisition has substantially broadened the Company's distribution network. The Asia/Pacific market accounted for approximately 11% of the Company's net sales for the six months ended October 31, 1996 and has been identified by the Company as an area for potential growth.

  Increase Recurring Revenue Streams. The Company is focused on increasing its recurring revenue by actively developing the disposable supplies market for the products it sells. The Company seeks to continue to leverage its installed equipment base to further increase sales of supplies and service.
Additionally, the Company seeks to leverage the brand-name recognition generated through its equipment sales to increase sales of technology-distinguished supplies related to a broad range of medical products manufactured by the Company and others.

  Enhance Profit Margins. The Company continually seeks to improve gross margins by increasing capacity utilization at existing manufacturing facilities and utilizing global purchasing contracts to reduce material and component costs. Additionally, the Company seeks to control operating costs, such as engineering and general and administrative expenses relative to sales growth, in order to increase operating margins.

PATIENT MONITORING

  Marquette's patient monitoring systems continuously acquire, analyze, store, display and print patient physiological information such as ECGs, pulse rate, blood pressure, temperature, gas measurements, respiration rate and oxygen saturation in the blood. This information provides attending medical personnel a means to continuously evaluate a patient's condition.

  The Company estimates the worldwide market for patient monitoring is approximately $1.3 billion, of which approximately $720 million is attributable to the U.S. market. Recent market growth has been driven principally by demographic trends resulting in larger numbers of ill and elderly patients. Future market growth is also expected to result from emerging monitoring demand in new care areas which previously did not use or require monitoring. As health care providers seek to reduce costs, significant portions of patient care are being delivered in lower acuity care areas. Many patients who in the past would have remained in the intensive care unit and received care with a 1:1 patient-to-nurse ratio for extended periods of time are being moved to lower acuity care areas with a 4:1 or 6:1 patient-to-nurse ratio in which portable monitors or telemetry is used. These areas, which include step-down and subacute areas of hospitals, outpatient care facilities and home care, are expected to provide significant growth opportunities.

  Marquette has leveraged its expertise in microprocessor design, advanced circuit development and software programming to establish itself as a global leader in physiological data acquisition and analysis. The Company has well known core competencies in ECG signal acquisition and analysis, pulse oximetry monitoring, invasive and non-invasive blood pressure measurement, cardiac output determination and respiratory gas analysis, and is actively involved in the advancement of measurement techniques and algorithms in these areas.

  In May 1994 the Company acquired Corometrics, a designer and manufacturer of fetal and neonatal monitoring systems, and one of the leading providers of clinical information systems for labor and delivery applications. The Corometrics acquisition allowed the Company to expand its product offerings to the labor and delivery care area with a well recognized trade name and an established market position. The Company believes that its Corometrics and Marquette brand names are widely recognized for technological innovation and quality in the patient monitoring sector.

   The following table provides information with respect to the Company's principal patient monitoring systems.


                               APPROXIMATE LIST          PRINCIPAL          INTRODUCTION
       PRODUCT CATEGORY          PRICE RANGE              PRODUCTS              DATE
       ----------------        ----------------          ---------          ------------
  Modular Bedside Monitors    $13,000-$25,000    Solar 8000                     1995
                                                 Solar 9000                     1996
  Configured Bedside          $6,500-$20,000     Eagle 3000                     1995
   Monitors                                      Eagle 4000                     1995
                                                 Eagle 1000 (Portable)          1996
  Telemetry Monitoring        $6,500 per bed     CD-Telemetry LAN System        1991
   Systems                                       APEX Telemetry Transmitter     1995
  Anesthetic and Respiratory  $10,000-$60,000    RAMS Mass Spectrometer         1995
   Gas Monitoring Equipment                      SAM IR Anesthetic Agent        1995
                                                  Module
  Maternal/Fetal Monitoring   $4,800-$18,000     Model 145/Antepartum           1985
   Equipment                                     Model 150/Antepartum           1992
                                                 Model 151/Intrapartum          1994
                                                 Model 118/Intrapartum          1994
                                                 Model 155/Antepartum           1996
                                                 Model 340 Telemetry/           1996
                                                  Intrapartum
  Neonatal Monitoring         $8,000-$20,000     Model 556 (color)              1994
   Equipment                                     Eagle 4000N                    1995
                                                 Solar 7000N                    1995
                                                 Eagle 3000N                    1996
                                                 Solar 8000N                    1996
  Home Care Monitoring        $1,500-$3,800      500E                           1986
   Equipment                                     500EXL                         1995
                                                 510/511                        1996
                                                 Event-Link                     1996
  Clinical Information        $40,000-$1,500,000 QS System                      1996
   Systems


   Modular Bedside Monitors are used to continuously acquire, analyze and monitor physiological information primarily from critically ill patients located in intensive and critical care units and operating rooms. These devices use various software modules for individual physiological parameters, enabling the device configuration at the point of care to meet the monitoring needs and acuity of any particular patient.

   The Solar 8000, the Company's principal modular bedside monitor, features a hardware base which offers the user the flexibility to choose among various features and capabilities, including acquisition and analysis of 12-lead ECGs and point-of-care blood gas analysis, through the addition of software modules. A new single parameter Solar module library can be configured for between one and eight physiological parameters to meet a full range of monitoring configuration needs.

   Marquette recently introduced the Solar 9000, a more advanced modular bedside monitor that provides local area network computer and internet connection capabilities. Initially, the Solar 9000 is targeted to operating rooms that require combined vital signs monitoring and clinical information management.

   Configured Bedside Monitors are very similar to the modular bedside monitors in their continuous vital signs monitoring capabilities. However, they do not permit point-of-care configurability. In most cases, these devices are used to monitor patients in less acute settings or in places where general purpose monitoring is needed, such as post-anesthesia care/recovery units or the emergency department.

  The Company offers the Eagle 4000, 3000 and 1000 configured bedside monitors. The Eagle 4000 is the most advanced of these products and is capable of monitoring 12-lead ECGs, including the ST segment of the ECG waveform, and carbon dioxide levels. The Eagle 3000 is lower priced and offers fewer features than the Eagle 4000. The Company believes that the current features of the Eagle 3000, together with its lower price compared to the Eagle 4000, should enable the Eagle 3000 to further penetrate the configured bedside monitor market. The Eagle 1000 is a low cost battery-powered portable monitor that is available in a variety of configurations and is especially well suited to compete in cost sensitive markets outside the U.S.

  Telemetry Monitoring Systems continuously collect ECGs from a device worn by the patient and transmit the data via radio frequency to a central receiver unit and viewing station. These systems are designed for patients who are not confined to their beds, which generally includes post-operative patients and others in the recovery process. Telemetry monitoring systems represent an increasing share of the market for monitoring equipment because they allow patients to be ambulatory, which facilitates earlier discharge from the hospital.

  Marquette competes in this category with its CD-Telemetry LAN System and APEX Telemetry Transmitter. The Company has entered into several recent strategic alliances which add patient and staff tracking and location capabilities, and clinician/caregiver paging with alarm event view on the pager.

  Anesthetic and Respiratory Gas Monitoring Equipment are used in tandem with the Company's other vital sign monitors and diagnostic products for cardiopulmonary monitoring in anesthesia, post-operative recovery, critical care and pulmonary function laboratories. Gas monitoring products are used to verify the accuracy of anesthetic gas vaporizers and delivery systems before, during and after surgery, and measure pulmonary functions such as oxygenation and ventilation. Gas monitors also detect potentially life-threatening conditions such as hyperventilation (excessive pulmonary gas exchange), hypoventilation (inadequate pulmonary gas exchange), pulmonary air embolus (air bubbles in the pulmonary blood stream), and equipment malfunction during surgery.

  The Company offers products using two methodologies for multiple gas detection and analysis: mass spectrometry and infrared spectroscopy. The Company's mass spectrometry product, the RAMS, provides a comprehensive analysis of gases administered/monitored during surgery. The Company's infrared spectroscopy product, consisting of the SAM IR Anesthetic Agent Modules, allows for cost-effective intraoperative monitoring of anesthetic agents, carbon dioxide and oxygen.

  Maternal/Fetal Monitoring Equipment provides electronic monitoring of the fetal heart rate and uterine activity as well as maternal parameters such as ECG, non-invasive blood pressure and pulse oximetry. The Company offers a broad line of Corometrics brand perinatal products used in hospitals, physician offices and other clinical settings for care of mother and child during pregnancy (antepartum) and delivery (intrapartum).

  The antepartum monitors, Models 145, 150 and 155 offer a full range of non-invasive fetal surveillance throughout high risk pregnancies. The product's ability to offer dual ultrasound heart rate for twin monitoring, external uterine contraction monitoring and electronic fetal movement detection allows flexibility in assessing fetal well-being during pregnancy.

  The intrapartum monitors, Models 151, 118 and 340 Telemetry, allow for both non-invasive and invasive fetal ECG and uterine contraction monitoring. In addition, the Model 118 was the first product to combine fetal monitoring with maternal vital signs, non-invasive blood pressure and oxygen saturation. This combined maternal/fetal monitor allows assessment of the maternal and fetal response to labor events which may affect the intrauterine environment, including anesthesia, induction of labor and recovery of the mother. The Model 118 is ideally suited to the new concept in obstetrical care of providing labor, delivery, recovery and postpartum (LDRP) in one room. The Model 340 Telemetry system allows ambulatory patients to be monitored during labor.

  Neonatal Monitoring Equipment provides continuous monitoring of neonates and allows clinicians to record, analyze and react to a neonate's changing conditions. The Company's neonatal product line meets the monitoring requirements of the less critical to the most critically ill neonate. These monitors are capable of displaying multiple measurements such as ECG, respiration, invasive pressures, temperatures, pulse oximetry and non-invasive blood pressure. Using the Company's Eagle and Solar monitoring platforms, the Corometrics brand products have added neonatal features such as superior respiration detection algorithms and trending, thereby customizing these monitors to the needs of the neonatal intensive care unit. The more compact and cost effective Model 556 monitor is designed for lower acuity nurseries.

  Home Care Monitoring Equipment incorporates the technological advances of the Corometrics brand hospital based monitors with the simplicity that home use requires. Corometrics introduced the first battery backup and internal memory apnea monitor in the 1980s. In 1995, the Model 510/511 became the first apnea monitor with integrated pulse oximetry cleared by the FDA for use in the home, and the Company believes the Model 510/511 remains the only monitor of its kind on the market today. The 500 series of apnea products and Event-Link software allows home care clinicians to collect, store and analyze monitoring data to provide objective documentation of alarm cause and effect, allowing more cost efficient care of the patient in the home.

  Clinical Information Systems integrate and store data coming from multiple patient care areas. The data can be charted, reviewed and presented in hospital selected formats that provide clinicians with a comprehensive overview of patient status. Reports can then be generated that provide the data in both clinical and administrative form to aid in improving the quality of care in the most effective manner.

  The Company's product platform, the QS System, is designed to integrate data from all care areas, including labor and delivery, the neonatal intensive care unit, general floor, intensive care unit, critical care unit, operating room and perioperative unit. The QS System can be customized to meet the most basic entry level requirements to the most complex whole hospital solutions involving wide area networks. Interfaces exist for most lab and hospital information systems as well as for all Company patient monitoring systems and the patient monitoring products of other companies. Integrated clinical applications can include remote site access that enables satellite hospitals, clinics and physicians to be linked to the centrally-located system. The Company believes that one of the primary advantages of the QS System is its ability to interconnect and interface with hospital information systems through the Unity Network.

DIAGNOSTIC CARDIOLOGY

  Marquette's diagnostic cardiology products are used to diagnose cardiac disorders through the detection, recording and analysis of electrical signals and other information relating to the heart. Coronary artery disease is the leading cause of death of adult Americans today, and accounts for over 20 percent of the national health care budget. In 1994, more than five million Americans were seen in emergency rooms complaining of chest pain, and the medical charges for their evaluation exceeded $8 billion.

  The Company estimates the worldwide market for diagnostic cardiology products is approximately $1.0 billion, of which approximately $430 million is attributable to the U.S. market. An aging population, the increasing trend towards preventative rather than corrective medicine and a general preference for less invasive procedures are the factors expected to generate increased demand for the Company's diagnostic cardiology products.

  The Company believes that the Marquette brand is found on a wider variety of diagnostic cardiology products in more cardiology hospitals than any other vendor. For example, over 1000 of the largest medical institutions in the U.S. utilize Marquette diagnostic cardiology products. Marquette believes its cardiovascular information solution, the MUSE CV information system, is one of the leading products used to store, manage, process and deliver the entire cardiology patient file. The system delivers advances in patient databasing, hospital information system interfaces, network connectivity, internet technology, e-mail accessibility and health care protocol standards.

   In January 1996, the Company acquired E for M. Through the acquisition, Marquette added new cardiac imaging capabilities, broadened its diagnostic cardiology product line and expanded its customer base for cardiology systems. E for M's product lines also include high quality cineangiography film and digital imaging products. Also, the E for M acquisition added European manufacturing, marketing and distribution facilities. Moreover, the acquisition of E for M allowed the Company's MUSE CV cardiovascular information system to expand its functionality into image and electrophysiology management. Furthermore, the Company believes Marquette has the only complete Cath Lab solution providing electrophysiology and hemodynamic monitoring, digital imaging and cardiology patient information management.

   The Company believes that its E for M, Hellige and Marquette brand names are widely recognized for excellence and innovation in the diagnostic cardiology sector. Furthermore, the Company believes the combined Marquette and E for M capabilities in the Cath Lab have created the world's largest supplier of Cath Lab equipment and systems.

   The following table provides information with respect to the Company's principal diagnostic cardiology products.


                                APPROXIMATE LIST     PRINCIPAL     INTRODUCTION
        PRODUCT CATEGORY          PRICE RANGE        PRODUCTS          DATE
        ----------------        ----------------     ---------     ------------
  Resting ECG Equipment         $1,800-$15,000   MAC PC                1985
                                                 MAC 6                 1989
                                                 MAC VU                1991
                                                 MAC 8                 1993
                                                 CardioSoft            1993
                                                 CardioSmart           1994
                                                 MicroSmart            1996
  Exercise Testing ECG Systems  $4,000-$23,000   MAX 1                 1989
                                                 CASE 16               1994
                                                 CardioSoft            1994
                                                 MAX Personal          1995
                                                 CardioSys XT          1996
                                                 CardioSmart ST        1997
  Holter (Ambulatory) ECG       $21,000-$60,000  MARS                  1996
   Equipment
  Cardiovascular Information    $30,000-$300,000 MUSE CV               1996
   Systems
  Cardiac Defibrillators        $2,000-$14,500   Responder 1250        1991
                                                 Responder 1500        1991
                                                 CardioServ            1993
                                                 Model 2500            1996
  Cardiac Catheterization       $90,000-$160,000 MAC-Lab               1990
   Equipment                                     Midas System 6000     1993
                                                 Midas System 8000     1995
  Photo Image and Digital       $10,000-$125,000 AccuVision Series     1995
   Image Processing Equipment

  Resting ECG Equipment is designed to record an ECG of a patient who is at rest, and is generally mounted on a wheeled cart for movement to the patient's bedside or elsewhere as needed. The Company's extensive line of resting electrocardiographs is designed for use across the spectrum of care areas, including acute care hospitals, outpatient surgery centers, ambulances and physician offices. The Company's resting electrocardiographs perform immediate analysis of ECGs, store ECGs for further analysis and can communicate ECGs electronically to other electrocardiographs or other equipment, including cardiovascular information systems, for storage and comparison.

  The Company's MAC PC and MAC 6 models are the entry level members of the MAC family of resting ECG equipment. The MAC VU and MAC 8 models offer more extensive diagnostic and display capabilities, including signal averaged, pediatric and 15-lead ECG analysis programs.

  CardioSmart is a modular electrocardiograph for physician offices and hospitals. The MicroSmart configured electrocardiograph is a lower-price model marketed primarily in the developing Asia-Pacific, Eastern European and Latin American markets.

  CardioSoft is a package consisting of a software program and ECG leads that adds resting ECG recording and analysis capabilities to personal computers and is used primarily in physician offices.

  Exercise Testing ECG Systems are used to diagnose cardiac disease and assess its severity by stressing the heart through physical exercise to elevate the heart's blood flow requirements. While this stress exists, any significant obstruction in the coronary arteries limits the flow of blood and results in cardiac dysfunction, which can be detected using electrocardiography.

  The Company's MAX 1 and MAX Personal are configured models designed primarily for physician offices. The CASE 16, which is used primarily in hospitals, offers more extensive diagnostic capabilities, including signal averaged and pediatric ECG analysis programs. The CardioSmart ST model is marketed primarily in the developing Asia-Pacific, Eastern European and Latin American markets.

  The CardioSys XT, the Company's newest addition to the exercise testing ECG line, is a modular system that uses industry-standard operating platforms and architecture, and interfaces with cardiovascular information systems.

  The CardioSoft ECG recording and analysis package also provides exercise testing ECG capabilities to personal computers when used in conjunction with exercise equipment, and is used primarily in physician offices.

  Holter (Ambulatory) ECG Equipment is designed to provide ECG information from an ambulatory patient who experiences intermittent symptoms, such as palpitations, angina or loss of consciousness, through a small recording device over the course of an extended period (usually 24 hours), in or out of the hospital.

  The Company has recently introduced MARS (Multiparameter Analysis Review Station), a new generation of Holter (ambulatory) ECG equipment. It combines the ability to analyze signals acquired from the Company's line of bedside or telemetry patient monitors with those of a traditional Holter monitor, thus reducing the length of stay for many patients who might otherwise be delayed in the hospital waiting for tests to be performed or interpreted.

  Cardiovascular Information Systems accept data from outlying electrocardiographs via telephone line, diskette or direct connection. Each system can store hundreds of thousands of ECGs and quickly retrieve them for comparison with ECGs currently being reviewed.

  The Company's latest cardiovascular information system, the MUSE CV, is an open architecture system designed for hospitals. The MUSE CV integrates all of the Company's diagnostic cardiology products together through networking and computer processing, creating a complete cardiology patient file. The system stores, analyzes and retrieves ECGs taken at rest, and also provides similar capabilities for Holter ECGs, exercise testing

ECGs, and other cardiology testing procedures. MUSE CV also provides an interface to the hospital's information system. MUSE CV can generate billing and activity reports which can assist a hospital or other user in cost control and decrease the possibility of tests remaining unbilled. Many MUSE CV systems serve more than one hospital, with outlying hospitals employing workstations connected to the central MUSE CV by telephone lines, permitting cardiologists at the central hospital to assist in treating large numbers of patients in wide geographical areas.

  Cardiac Defibrillators are designed to restart the heart of sudden cardiac arrest victims. Sudden cardiac arrest is a severe form of heart attack caused by erratic electrical impulses in the heart.

  The Company markets a number of external defibrillator models for pre-hospital and hospital use. The Responder 1250 is a semi-automatic defibrillator used by paramedics in pre-hospital settings. Marquette's Responder 1500 is a more sophisticated pre-hospital defibrillator that provides 12-lead ECG acquisition and pacing, and can transmit ECGs directly to the hospital's cardiovascular information system. The Company recently introduced the Model 2500, a hospital defibrillator that can electronically communicate ECGs to cardiovascular information systems and that automatically provides cardiac arrest summaries. The Model 2500 is currently available only outside the U.S. The CardioServ is a less sophisticated defibrillator which is generally used in pre-hospital and hospital settings in price sensitive applications and markets.

  Cardiac Catheterization Equipment is used in various cardiovascular procedures performed in the Cath Lab and the EP Lab. In vascular or "hemodynamic" studies, the catheter, with attached physiological sensors, is used to measure temperature and blood pressure in various parts of the heart and the surrounding circulatory system, as well as determining the volume of blood being pumped by the heart. Electrophysiology studies are performed to evaluate the process of the conduction of electricity through the heart and to diagnose the mechanisms of abnormal heart rhythm.

  The Company's MAC-Lab system is a fully-computerized modular hemodynamic recording system developed for adult and pediatric Cath Labs. The Midas System 6000 is a fully computerized modular electrophysiology system designed for EP Labs. The Company's Midas System 8000 combines complete electrophysiology and hemodynamics into one workstation and is specially configured to assist cardiologists with fast, accurate collection and analysis of physiological data.

  Photo Image and Digital Image Processing Equipment is used to view the performance and function of a patient's coronary vasculature to assist in the detection, diagnosis, treatment and prevention of cardiac diseases and injuries, particularly in connection with cardiac catheterization.

  The Company's photographic and digital imaging systems allow the capture, storage and review of these images. The Company's photographic systems utilize a variety of 35mm high grade films produced under the Company's label by third-party manufacturers and offer a number of different processing chemistries. The Company's AccuVision Series of digital image processing systems capture analog images from X-ray, ultrasound and other common imaging sources and convert them to digital images. These systems then manage the digitized images so they can be enhanced, quantified, reviewed in real-time, transmitted over networks and/or archived on CD media. The Company does not manufacture or sell the X-ray, ultrasound or other imaging source associated with this process.

SUPPLIES AND DISPOSABLES

  The Company manufactures, markets and distributes a broad spectrum of disposable supplies and disposables used primarily in conjunction with the Company's large installed base of patient monitoring systems and diagnostic cardiology products. These products include ECG and other recording paper, monitoring and diagnostic electrodes, patient belts and straps, disposable and reusable blood pressure cuffs, disposable water traps, temperature probes, pulse oximetry probes and ambulatory ECG/telemetry hookup kits. In addition, the Company utilizes its product expertise and manufacturing capacity to produce private label products for third parties.

  The Company seeks to continue to leverage its installed base to further increase sales of supplies and services related to its equipment. Additionally, the Company seeks to leverage the brand-name recognition generated through its equipment sales to increase sales of technology-distinguished supplies related to a broad range of medical products manufactured by the Company and others. To implement this strategy the Company recently established supplies and disposable products as a separate division of the Company and devoted additional management resources to the division.

CUSTOMER SERVICE

  The Company's service operations are responsible for equipment installation at customers' sites and for the fulfillment of the Company's warranty and maintenance commitments. Most equipment sold by the Company is fully warranted for all parts and labor for one year. The Company offers a variety of post-warranty service agreements permitting customers to contract for the level of equipment maintenance and repair they require.

  In addition to warranty and post-warranty maintenance service, the Company performs circuit board repairs on a 48-hour return basis and manufactures and markets replacement parts to the Company's dealers and equipment users. The Company offers repair and maintenance training classes throughout the year for customers and dealers. In addition, the Company supports customers, dealers and the Company's field personnel by providing telephone assistance on service problems.

  The Company has a national network of approximately 180 service technicians located throughout the U.S., and approximately 125 service technicians located in Europe. At its operations in Germany, the Company operates a parts and support center for European service. In some foreign countries, if direct Company field engineers and technicians are not conveniently located, employees of local dealers provide warranty and field maintenance service.

RESEARCH AND DEVELOPMENT

  Marquette has made a substantial commitment to product research and development throughout its history and has introduced major new products in each of its product lines during the past three years. The Company expended $22.4 million, $30.7 million and $37.3 million on research and development, which represented approximately 8.8%, 9.0% and 9.0% of net sales, for the fiscal years ending April 30, 1994, 1995 and 1996, respectively. Marquette has leveraged its expertise in microprocessor design, advanced circuit development and software programming to establish itself as a global leader in physiological data acquisition and analysis. The Company has well-known core competencies in ECG signal acquisition and analysis, pulse oximetry monitoring, invasive and non-invasive blood pressure measurement, cardiac output determination and respiratory gas analysis, and is actively involved in the advancement of measurement techniques and algorithms associated with each area. The Company's primary product development efforts are carried out at the division level. In addition, the Company maintains a 17,000 square foot dedicated Research and Development Center approximately one mile from its corporate offices in Milwaukee, Wisconsin.

  The Company's research and development strategy is to improve and expand its product line through innovative engineering and to create diagnostic and monitoring technologies that address problems brought to its attention by contacts in the medical community, particularly those technologies which improve quality of care and reduce costs. For example, Marquette's telemetry products improve the quality of care by tracking ambulatory patients and alerting the nurse at the central control station if the patient has an event. Additionally, the Solar 8000 modular bedside monitor was recently redesigned to reduce production costs by reducing the number of circuit boards from three to one and by utilizing an off-the-shelf display. In addition, the Company seeks to be first to market with new products, to enter new markets and to respond to market trends.

  The Company's product engineers work closely with the Company's sales force and customers to modify and improve current products. In addition, these engineers assist with the integration of components or technologies across several Company product lines to enhance product competitiveness.

SALES, DISTRIBUTION AND MARKETING

  The Company's products are used principally in the critical and intensive care units, operating and recovery rooms, step-down units and related areas of acute care hospitals, particularly those institutions specializing in the diagnosis and treatment of heart disease, together with labor and delivery units. Marquette products increasingly are also being used in medical clinics, outpatient surgery centers, physician offices and the home.

  The U.S. has historically been the principal geographic market for the Company's products. Over the past ten years the Company has sought to develop its international market standing, and international sales increased from approximately 26% in the six months ended October 31, 1995 to approximately 40% in the six months ended October 31, 1996. The Company will continue to seek greater penetration of the European market, where the E for M acquisition has substantially broadened the Company's distribution network.

  The Company has a direct sales force in the U.S. of approximately 280 sales representatives, clinical specialists and managers, as well as 7 national account managers. In addition, the Company has approximately 120 and 7 direct sales employees in Europe and Australia, respectively, as well as numerous dealers in both markets. The remaining international markets, primarily Japan, China, Southeast Asia, India, Latin America and Canada, are served by distributorship arrangements under which a local dealer buys products from the Company at a discount for resale within its own territory.

  Because most Company products are highly technical requiring extensive training in their application and operation, the Company's sales organization is organized along divisional product lines, including technical support groups which consist primarily of nurses, biomedical engineers and clinicians. In addition, the Company believes its reputation in diagnostic cardiology enables it to obtain an entry to patient monitoring systems sales opportunities. The Company has also designated certain senior sales personnel to coordinate multiple product line sales to the same customer. The Company maintains demonstration equipment so that sales personnel can make on-site clinical demonstrations for equipment sales. The Company offers technical seminars and training sessions on a worldwide basis, and furnishes instruction manuals, maintenance manuals, operator guides, application information and software in foreign languages, as required.

  In recent years, many hospitals have joined buying groups or have been acquired by large hospital chains permitting them to negotiate with suppliers of hospital equipment to obtain more favorable pricing on large quantity purchases. In addition, some large hospitals, chains and buying groups prefer to negotiate with a limited number of vendors who can provide a broad range of products used by the hospital or group. While the Company believes that the existence of these groups will present a marketing opportunity for the Company, there can be no assurance that the Company will be able to negotiate purchasing arrangements with these groups or on terms that are favorable to the Company. The Company currently has purchasing arrangements in place with many national and regional hospital systems, including Columbia/HCA Healthcare Corporation and Tenet Healthcare, Inc., and many purchasing groups, including MAGNET, AmeriNet and CMMA (Catholic Materials Management Alliance), as well as with various subdivisions of the federal government.

  The Company has an arrangement with a third party leasing company which provides customer financing. Under this arrangement, the Company is paid in full for its products, and the leasing company assumes credit risks. The Company also directly provides lease financing in certain circumstances and equipment rentals.

  The Company also offers a Managed Use Program, permitting hospitals to make payments to the Company based upon the frequency of use of equipment by the hospital. Under the Managed Use Program, the Company has the right to increase or reduce the number of equipment units deployed at the hospital to correlate with the degree of use of the units at the hospital. The Company believes that the program is being well received by the market and that it is likely to facilitate distribution of the Company's products by permitting hospitals to better correlate their equipment to their needs.

  The Company markets and distributes its supplies in the U.S. through an in-house telemarketing group, its national direct sales force and a number of dealers. The Company distributes its supplies outside of the U.S. through its direct sales force in Europe, its Australian subsidiary and through independent dealers.

MANUFACTURING AND OTHER FACILITIES

  Marquette internally controls all critical manufacturing processes, including state-of-the-art circuit board assembly and thick film hybrid and multichip module assembly, utilizing advanced assembly and subassembly burn-in systems. The Company partners with major suppliers by locating supplier inventories on Marquette premises, thereby reducing the Company's inventory costs and improving access to technical components.

  The following table sets forth certain information as of December 31, 1996, relating to the Company's principal facilities, all of which are owned by the Company, except for approximately 30,000 square feet of leased space at the Freiburg, Germany facility:

                                   APPROXIMATE             PRINCIPAL
                LOCATION           SQUARE FEET                USES
                --------           -----------             ---------
      Milwaukee, WI...............   295,000   Corporate offices, engineering,
                                               research and development, and
                                               marketing and manufacturing of
                                               diagnostic and adult monitoring
                                               products
      Jupiter, FL.................   180,000   Manufacturing, engineering and
                                               marketing of supplies and cardiac
                                               catheterization products and
                                               repair and maintenance products
      Wallingford, CT.............   180,000   Engineering, research and
                                               development and marketing and
                                               manufacturing of fetal and
                                               neonatal monitoring and
                                               diagnostic products
      Freiburg, Germany...........   140,000   Engineering, research and
                                               development, marketing and
                                               manufacturing of diagnostic and
                                               monitoring products, primarily
                                               for European distribution

  The Company believes that its facilities are modern, well maintained and adequate for its present needs.

COMPETITION

  The markets for the Company's products have historically been highly competitive. The consolidation of health care providers in the U.S. and the national effort to curtail increases in medical care costs have increased the level of competition. Although the Company competes directly with other providers of medical equipment, no one company or group of companies competes with the Company across its full line of products. The Company's primary competitors in patient monitoring include Hewlett-Packard Corporation, Siemens Medical Systems, Inc., SpaceLabs Medical, Inc. and Datex Company, and in diagnostic cardiology include Hewlett-Packard Corporation, Schiller AG and Quinton Instrument Company, a subsidiary of American Home Products Corporation. Certain of these competitors are larger, have greater financial and marketing resources and have a larger installed base than Marquette. In addition, other technologies may in the future be the basis for competitive products that could render the Company's products obsolete or non-competitive. The principal competitive factors that differentiate one manufacturer from another in the market are a manufacturer's reputation for producing accurate, reliable and technically advanced products, product features, product line breadth, price, expected medical cost savings and effectiveness of sales and marketing efforts.

  The Company believes that it has a reputation for technological leadership and product reliability, which, with its working relationship with physicians at teaching and research hospitals as well as the breadth of its product line, have provided it with a strong competitive position. The Company's competitive position is strongest with respect to its cardiology product line and fetal and neonatal monitoring products, where the Company has been selling its products for the longest period of time, has the greatest name recognition and competes primarily on the basis of product features and technological advances.

GOVERNMENT REGULATION

  The medical devices manufactured and marketed by the Company are subject to extensive and rigorous regulation by the FDA and, in many instances, by state and foreign governments. Under the FDC Act, the FDA regulates, among other things, the testing, manufacturing, labeling, distribution and promotion of medical devices in the U.S. To facilitate compliance with the FDC Act and regulations promulgated thereunder, the Company, from time to time, may institute voluntary compliance actions such as product recalls when it believes it advisable to do so. The failure of the Company to comply with FDA requirements could result in warning letters, injunctions, civil penalties, mandatory recall or seizure of products, total or partial suspension of production, the government's refusal to grant, or withdrawal of, marketing authorizations, and criminal prosecution.

  In general, before a new medical device may be marketed in the U.S., the manufacturer must obtain marketing authorization from the FDA through either clearance of a pre-market notification submission (a "510(k) submission") or receipt of PMA. In addition, changes to a medical device that significantly affect the safety or efficacy of a marketed device are subject to FDA review and clearance or approval.

  The Company's products have not generally been subject to the comprehensive PMA requirements, but are generally subject to 510(k) requirements. The FDA may grant marketing clearance of a new medical device pursuant to a 510(k) submission if it determines that the device is substantially equivalent to a predicate device that did not require a PMA. A 510(k) submission must be supported by information demonstrating substantial equivalence. The FDA recently has been requiring more rigorous demonstration of substantial equivalence than in the past, including the submission of clinical data in some cases. It generally takes from four to 12 months from submission to obtain clearance of a 510(k) submission, but it may take longer. The FDA has no specific time limit by which it must respond to a 510(k) submission.

  As a manufacturer of medical devices, the Company is also subject to certain other FDA regulations, including compliance with current GMPs and similar regulations in other countries, which include testing, control and documentation requirements, and medical device reporting requirements. The FDA recently revised its medical device GMP regulation, and the new regulation, which goes into effect later this year, permit the FDA to regulate the design as well as manufacture of medical devices and make a number of other significant changes in regulatory requirements. Ongoing compliance with GMP and other applicable regulatory requirements is monitored through periodic inspections by federal and state agencies, including the FDA, and by comparable agencies in other countries.

  Federal, state and foreign regulations regarding the development, manufacture and sale of medical devices are subject to change. The Company cannot predict what impact, if any, such changes might have on its business. The Company also seeks, where appropriate, to comply with safety standards of Underwriters Laboratories, the Canadian Standards Association, the European Economic Community and other countries in which it markets products.

  The Company's products are used by health care providers for diagnostic testing services and other services for which the providers may seek reimbursement under the federal Medicare and Medicaid programs or from other governmental and private payers. Such reimbursement is subject to federal regulations and policies and regulations of other payers. For example, the Medicare program, which reimburses hospitals and physicians for services provided to a significant percentage of hospital patients, places certain limitations on the methods and levels of reimbursement of hospitals for procedure costs and for capital expenditures made to purchase equipment such as that sold by the Company. The Medicare program also limits the level of reimbursement to physicians for diagnostic tests and recently has instituted changes that may further limit the amount of such reimbursement of both facilities and physicians for services provided in connection with diagnostic and clinical procedures. Federal and state regulations regarding the amount and manner of reimbursement are subject to change. National health remains a priority item on its legislative agenda and there are a number of bills presently being considered in both houses of Congress. The Company is unable to predict the impact, if any, that such change or legislation might have on its business.

  In addition to laws and regulations enforced by the FDA, the Company is also subject to regulation under the Occupational Safety and Health Act, the Environmental Protection Act, the Resource Conservation and Recovery Act and other present and potential future federal, state and local regulations.

PRODUCT LIABILITY AND INSURANCE

  The use of the Company's products in the delivery of medical services involves the possibility of adverse effects that could expose the Company to product liability claims. A recent U.S. Supreme Court decision held that product liability may exist despite FDA approval and future court decisions may also increase the Company's risk of product liability. The Company is involved in various legal proceedings, including product liability suits of a nature considered normal to its business. The Company's products are used by health care providers in connection with the treatment of patients, who will, on occasion, sustain injury or die as a result of their condition or medical treatment. If a lawsuit is filed because of such an occurrence, the Company, along with physicians and nurses, hospitals and other medical suppliers, may be named as a defendant, and whether or not the Company is ultimately determined to be liable, the Company may incur significant legal expenses. In addition, such litigation could damage the Company's reputation and therefore impair its ability to market its products or obtain product liability insurance or cause the premiums for such insurance to increase. The Company carries product liability insurance coverage under several policies with an aggregate loss coverage which the Company believes is sufficient. However, in the future the Company may be unable to obtain adequate product liability coverage on acceptable terms, if at all. A successful product liability claim or series of claims brought against the Company that are not covered by insurance or exceed policy limits could have a material adverse effect on the Company's business, financial condition or results of operations.

EMPLOYEES

  At October 31, 1996, the Company had approximately 2,300 employees in the U.S. and approximately 825 employees outside the U.S., including approximately 1,025 employees engaged primarily in sales, approximately 900 employees engaged primarily in manufacturing, approximately 500 employees engaged primarily in research and development and approximately 350 employees primarily engaged in service. Management considers employee relations to be excellent.

  The Company believes that high levels of employee support and participation significantly contribute to the Company's business success. Therefore, the Company has implemented various employee benefit programs and work-related policies. Employees are permitted to personalize their work areas and determine their own flexible work schedules. The Company also provides many of its employees with day care facilities, exercise facilities, and a tuition reimbursement program. It also encourages direct and individual ownership by employees of Common Stock through its 401(k)-Profit Sharing Plan and grants of stock options.

                                  MANAGEMENT

  The Company's directors and executive officers are, and their ages as of December 31, 1996 were, as follows:

NAME                     AGE POSITION
----                     --- --------
Michael J. Cudahy.......  72 Chairman and Chief Executive Officer
Timothy C. Mickelson,     48 President, Chief Operating Officer and Director
 Ph.D...................
Mary M. Kabacinski......  47 Senior Vice President, Chief Financial Officer and Treasurer
Karl F. Braun...........  63 Vice President--Europe, Middle East and Africa
Steven G. Books.........  47 Division President--Cardiology
P. Michael Breedlove....  53 Division President--E for M Imaging Services
Gerald J. Lentz.........  49 Division President--Service
James A. Mertens........  43 Division President--E for M Cath Lab
Louis P. Scafuri........  44 Division President--Corometrics Medical Systems
Mark Stega, M.D.........  42 Division President--QMI Clinical Information Systems
Mark R. Tauscher........  44 Division President--Supplies
Gerald G. Woodard.......  49 Division President--Patient Monitoring
John G. Bollinger,        61 Director
 Ph.D...................
Frederick G. Luber......  71 Director
Melvin S. Newman........  60 Director
Walter L. Robb..........  68 Director
Peter P. Tong...........  55 Director

  MICHAEL J. CUDAHY co-founded the Company in July 1965, has served as Chief Executive Officer and Chairman of the Board since 1965 and was President from 1965 until September 1993.

  TIMOTHY C. MICKELSON, PH.D. became President and Chief Operating Officer of the Company in July 1995 and became a director of the Company in August 1996. Dr. Mickelson served as President of Corometrics from the Corometrics acquisition in May 1994 until his election to the presidency of the Company. For approximately six years prior to May 1994, Dr. Mickelson was Vice President--Patient Monitoring Division of the Company.

  MARY M. KABACINSKI became a Senior Vice President of the Company in August 1996, Vice President and Chief Financial Officer of the Company in July 1991 and Treasurer of the Company in 1989. Prior to her employment with the Company, Mrs. Kabacinski was a tax manager at Arthur Andersen LLP.

  KARL F. BRAUN became Vice President--Europe, Middle East and Africa in May 1996. Mr. Braun became Managing Director of Hellige, a wholly-owned subsidiary of the Company, in May 1994, and was Director of Marketing and Development for Hellige from June 1993 to May 1994. Mr. Braun was Vice President--Cardiology of Hellige from September 1989 to June 1993. Prior to September 1989, Mr. Braun held various positions at Hellige, where he has been employed since 1955.

  STEVEN G. BOOKS became Division President--Cardiology in May 1996. Mr. Books was Vice President--Cardiology Division from June 1994 to May 1996, and a manager in the Company's manufacturing and engineering departments from 1982 to June 1994.

  P. MICHAEL BREEDLOVE became Division President--E for M Imaging Services in May 1996. Mr. Breedlove was Vice President--Field Operations for E for M from October 1995 to May 1996. Prior to joining E for M, Mr. Breedlove was Vice President of Cerner Corporation from 1993 until October 1995, Managing Director of Cerner Corporation PTY Ltd. from 1991 until 1993 and Vice President--Sales and Marketing of Cerner Corporation from 1984 to 1991.

  GERALD J. LENTZ became Division President--Service in May 1996. Mr. Lentz was a Product Manager from June 1994 to May 1996 and National Service Manager from February 1977 to June 1994. Mr. Lentz joined the Company in September 1969.

  JAMES R. MERTENS became Division President--E for M Cath Lab in May 1996. Mr. Mertens was Vice President--Software Technology for E for M from June 1994 to May 1996 and Software Manager for Mortara Instruments Company from November 1983 to June 1994. Mr. Mertens was a software engineer for the Company from 1981 to November 1983.

  LOUIS P. SCAFURI became Division President--Corometrics Medical Systems in May 1996. Mr. Scafuri has also been President of Corometrics since September 1995. Mr. Scafuri was a Vice President of Aspect Medical Systems, Inc. from September 1992 to August 1995. Mr. Scafuri was Director of Sales, Western Hemisphere for the Company from May 1991 to September 1992 and held various field sales management positions prior to May 1991. Mr. Scafuri joined the Company in August 1984.

  MARK STEGA, M.D. became Division President--QMI Clinical Information Systems in May 1996. Dr. Stega was General Manager of Quantitative Medicine, Inc. ("QMI") from January 1992 to May 1996, and President of QMI when it was an independent company prior to January 1992.

  MARK R. TAUSCHER became Division President--Supplies in November 1996. Mr. Tauscher was General Manager of Medical Supplies for Hewlett-Packard from 1994 to November 1996. Prior to joining the Company, Mr. Tauscher was employed at Hewlett-Packard for 21 years where he also held the positions of Director of National Accounts and Marketing Manager for Medical Customer Service.

  GERALD G. WOODARD became Division President--Patient Monitoring in January 1997. Mr. Woodard was Vice President--Sales and Marketing from October 1995 to January 1997, Director of Operations of QMI from January 1992 to October 1995, and a Vice President of QMI from 1986 to January 1992.

  JOHN G. BOLLINGER, PH.D. became a director of the Company in August 1996. Dr. Bollinger has been Dean of the College of Engineering of the University of Wisconsin-Madison since 1982. Dr. Bollinger served as a director of E for M from March 1992 until December 1995. Dr. Bollinger also serves as a director of Andrea Corporation.

  FREDERICK G. LUBER became a director of the Company in 1968. Mr. Luber has been Chairman of the Board of Super Steel Products Corp. of Milwaukee, Wisconsin, a steel fabricating company, since 1966.

  MELVIN S. NEWMAN became a director of the Company in 1969. Mr. Newman is, and has been since 1965, a partner in Schoenberg, Fisher & Newman, Ltd., counsel for the Company.

  WALTER L. ROBB became a director of the Company in 1982. Mr. Robb served as Senior Vice President--Corporate Research and Development for General Electric Company from September 1986 until he retired in December 1992. He is the founder, and serves as President, of Vantage Management, Inc., a consulting and investment company. Dr. Robb also serves as a director of Neopath, Inc., Cree Research, Inc. and Celgene Corp.

  PETER P. TONG became a director of the Company in January 1996. From January 1996 until May 1996, Mr. Tong served as a Co-President of the Company. Mr. Tong served as President, Chairman of the Board and Chief Executive Officer of E for M from July 1991 until March 1996.

                             SELLING SHAREHOLDERS

  The following table sets forth at January 15, 1997, and as adjusted to reflect the sale of the shares of Common Stock offered hereby (without including the shares subject to the Underwriters' over-allotment option), certain information with respect to the beneficial ownership of the Common Stock by each Selling Shareholder. Except where otherwise noted, each party included in the table has sole voting and investment power with respect to the shares of stock beneficially owned. The following table is based upon the number of shares of Common Stock outstanding as of January 15, 1997 and assumes the Underwriters' over-allotment option is not exercised.

                                 BENEFICIAL               BENEFICIAL OWNERSHIP
                                OWNERSHIP AT               ADJUSTED TO REFLECT
                              JANUARY 15, 1997   SHARES         OFFERING
                              -----------------  OFFERED  -----------------------
            NAME               SHARES   PERCENT FOR SALE    SHARES      PERCENT
            ----              --------- ------- --------- ------------ ----------
Michael J. Cudahy(1)........  4,253,176  26.3%  1,000,000    3,253,176     19.0%
GE Fund.....................    489,485   3.0     489,485          --       --
Frederick G. Luber(2).......    305,345   1.9     100,000      205,345      1.2
Frederick A. Robertson,
 M.D.(3)....................     45,080     *      23,001       22,079        *
R. Thomas Divers, Ph. D.(4).    112,848     *      80,000       32,848        *
Donald Holt(5)..............    140,804     *      57,514       83,290        *
All directors and executive
 officers
 as a group (17 people).....  5,014,214  30.6   1,100,000    3,914,214     22.5

--------
   * Indicates less than 1 percent.
(1) Includes 117,562 shares allocated to Mr. Cudahy's account under the Company's Profit Sharing-401(k) Plan. Mr. Cudahy is Chairman and Chief Executive Officer of the Company. Additionally, if the Underwriters' over-allotment option is exercised, The Michael J. Cudahy Charitable Foundation will sell up to 150,000 of the shares beneficially owned by Mr. Cudahy on January 15, 1997. Assuming the Underwriters' over-allotment option is exercised in full, Mr. Cudahy will beneficially own 3,103,176 shares, or 18.1%, of Common Stock after this Offering.
(2) Mr. Luber is a director of the Company.
(3) Dr. Robertson is the Medical Director of the Company and was Division President--Patient Monitoring of the Company until January 1997.
(4) Dr. Divers is an employee of the Company.
(5) Mr. Holt is an employee of the Company. The shares being sold by Mr. Holt are allocated to Mr. Holt's account under the Company's Profit Sharing-- 401(k) Plan.

                                 UNDERWRITING

  The names of the Underwriters of the shares of Common Stock offered hereby and the aggregate number of shares that each has severally agreed to purchase from the Company and the Selling Shareholders (subject to the terms and conditions specified in the Underwriting Agreement) are as follows:

               UNDERWRITERS                                    NUMBER OF SHARES
               ------------                                    ----------------
      Dillon, Read & Co. Inc..................................
      Bear, Stearns & Co. Inc.................................
      Robert W. Baird & Co. Incorporated......................
                                                                  ---------
          Total...............................................
                                                                  =========

  The Managing Underwriters are Dillon, Read & Co. Inc., Bear, Stearns & Co. Inc. and Robert W. Baird & Co. Incorporated.

  If any of the shares of Common Stock offered hereby are purchased by the Underwriters, all such shares will be so purchased. The Underwriting Agreement contains certain provisions whereby if any Underwriter defaults in its obligation to purchase such shares and if the aggregate obligations of the Underwriters so defaulting do not exceed 10% of the shares offered hereby, the remaining Underwriters, or some of them, must assume such obligations.

  The shares of Common Stock offered hereby are being offered severally by the Underwriters for sale at the price set forth on the cover page hereof, or at
such price less a concession not to exceed $        per share on sales to
certain dealers. The Underwriters may allow, and such dealers may reallow, a
concession not to exceed $        per share on sales to certain other dealers.
The offering of the shares of Common Stock is made for delivery when, as, and if accepted by the Underwriters and subject to prior sale and to withdrawal, cancellation or modification of the offer without notice. The Underwriters reserve the right to reject any order for the purchase of the shares. After the shares are released for sale to the public, the public offering price, the concession and the reallowance may be changed by the Managing Underwriters.

  The Company and a Selling Shareholder have granted to the Underwriters an option to purchase up to an additional 412,500 shares of Common Stock on the same terms per share. If the Underwriters exercise this option, each of the Underwriters will have a firm commitment, subject to certain conditions, to purchase approximately the same proportion of the aggregate shares so purchased as the number of shares to be purchased by it shown in the above table bears to the total number of shares in such table. The Underwriters may exercise such option on or before the thirtieth day from the date of the public offering of the shares offered hereby and only to cover over-allotments made of the shares in connection with this Offering.

  The Company, its executive officers and directors and the Selling Shareholders have agreed that they will not, without the prior written consent of Dillon, Read & Co. Inc., offer, sell, contract to sell, grant an option to sell, transfer or otherwise dispose of, directly or indirectly, any shares of Common Stock, or any securities convertible into, or exercisable or exchangeable for, Common Stock or warrants or other rights to purchase Common Stock, prior to the expiration of 90 days from the date of the consummation of the offering, except (i) the Company may issue shares of Common Stock issued upon the exercise of options issued under the Company's existing employee stock option plans and (ii) the grant of options to the Company's employees, officers and directors under its existing employee stock option plans so long as none of such options become exercisable during said 90-day period.

  The Company and the Selling Shareholders have agreed to indemnify the Underwriters against certain liabilities, including any liabilities under the Securities Act, or to contribute to payments the Underwriters may be required to make in respect thereof.

  In connection with this Offering, certain Underwriters and selling group members or their affiliates may engage in passive marketing making transactions in the Common Stock on the Nasdaq National Market in accordance with Rule 10b-6A under the Securities Exchange Act of 1934, as amended (the "Exchange Act") during the two business day period before the commencement of sales in this Offering. Passive market making consists of, among other things, displaying bids on the Nasdaq National Market limited by the bid prices of independent market makers and purchases limited by such prices and effected in response to order flow. Net purchases by a passive market maker on each day are limited to a specified percentage of the passive market maker's average daily trading volume in the Common Stock during a specified prior period, and all possible market making activity must be discontinued when such limit is reached. Passive market making may stabilize the market price of the Common Stock at a level above that which might otherwise prevail and, if commenced, may be discontinued at any time.

  The Underwriters do not intend to confirm sales to accounts over which they exercise discretionary authority.

  From time to time, Robert W. Baird & Co. Incorporated has performed financial advisory services for the Company, including in connection with the Company's acquisition of E for M.

                                 LEGAL MATTERS

  The validity of the Common Stock offered hereby will be passed upon for the Company by Schoenberg, Fisher & Newman, Ltd., Chicago, Illinois and for the Underwriters by Cooley Godward LLP, Menlo Park, California. Melvin S. Newman, a partner of Schoenberg, Fisher & Newman, is a director of the Company. As of January 15, 1997, Mr. Newman beneficially owned 66,000 shares of Common Stock.

                                    EXPERTS

  The consolidated financial statements and schedules included in and incorporated by reference into this Prospectus and elsewhere in the Registration Statement, have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are included herein in reliance upon the authority of said firm as experts in accounting and auditing in giving said reports.

                             AVAILABLE INFORMATION

  The Company is subject to the informational requirements of the Exchange Act and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information filed by the Company under the Exchange Act can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the following Regional Offices of the
Commission: Northeast Regional Office, 7 World Trade Center, 13th Floor, New York, New York 10048, and Midwest Regional Office, Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material also may be obtained from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates, and at the internet Web site maintained by the Commission at http://www.sec.gov.

  The Company has filed with the Commission a Registration Statement on Form S-3 (together with all amendments and exhibits thereto referred to herein as the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the Common Stock offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. For further information, reference is hereby made to the Registration Statement which may be inspected and copied in the manner and at the sources described above.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

  The following documents filed by the Company with the Commission (File No. 0-18724) pursuant to the Exchange Act are incorporated herein by reference:

    1. The Company's Annual Report on Form 10-K for the fiscal year ended April 30, 1996.

    2. The Company's Quarterly Reports on Form 10-Q for the quarterly periods ended July 31 and October 31, 1996.

    3. The Company's Current Reports on Form 8-K dated August 22, 1996 and December 18, 1996.

    4. The Company's Registration Statement on Form 8-A dated July 23, 1990, registering the Common Stock under the Exchange Act and the Company's Registration Statement on Form 8-A dated December 24, 1996, registering the Preferred Share Purchase Rights under the Exchange Act.

  All documents filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering of shares which is the subject hereof shall be deemed to be incorporated by reference in this Prospectus and to be a part hereof from the date of filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated herein by reference shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained in this Prospectus or in any subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

  The information relating to the Company contained in this Prospectus summarizes, is based upon, or refers to, information and financial statements contained in one or more of the documents incorporated herein by reference; accordingly, such information contained herein is qualified in its entirety by reference to such documents incorporated herein by reference and should be read in conjunction therewith.

  The Company will provide without charge to each person, including any beneficial owner, to whom a copy of this Prospectus is delivered, upon the written or oral request of such person, a copy of any and all of the documents that have been or may be incorporated herein by reference (other than exhibits thereto, unless such exhibits are specifically incorporated by reference into the information that this Prospectus incorporates). Requests should be directed to Marquette Medical Systems, Inc., 8200 West Tower Avenue, Milwaukee, Wisconsin 53223, Attention: Gordon W. Petersen, Secretary (telephone: (414) 355-5000).

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                           PAGE
                                                                           ----
REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS.................................. F-1
CONSOLIDATED FINANCIAL STATEMENTS:
  Consolidated Balance Sheets at April 30, 1995 and 1996, and at October
  31, 1996 (unaudited).................................................... F-2
  Consolidated Statements of Income for the years ended April 30, 1994,
  1995 and 1996, and for the six months ended October 31, 1995 and 1996
  (unaudited)............................................................. F-4
  Consolidated Statements of Cash Flows for the years ended April 30,
  1994, 1995, 1996, and for the six months ended October 31, 1995 and 1996
  (unaudited)............................................................. F-5
  Consolidated Statements of Shareholders' Equity for the years ended
  April 30, 1994, 1995 and 1996, and for the six months ended October 31,
  1996 (unaudited)........................................................ F-6
  Notes to Consolidated Financial Statements (Information pertaining to the six months ended October 31, 1995 and 1996 is unaudited)............ F-7

                   REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Shareholders of Marquette Medical Systems, Inc.:

  We have audited the accompanying consolidated balance sheets of MARQUETTE MEDICAL SYSTEMS, INC. (a Wisconsin corporation, formerly known as Marquette Electronics, Inc.) and subsidiaries as of April 30, 1996 and 1995, and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended April 30, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Marquette Medical Systems, Inc. and subsidiaries as of April 30, 1996 and 1995, and the results of their operations and their cash flows for each of the three years in the period ended April 30, 1996, in conformity with generally accepted accounting principles.

                                          Arthur Andersen LLP

Milwaukee, Wisconsin,
June 13, 1996.

                MARQUETTE MEDICAL SYSTEMS, INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS

                 APRIL 30, 1995 AND 1996, AND OCTOBER 31, 1996
                  (DOLLARS IN THOUSANDS EXCEPT PER SHARE DATA)

                                                                    OCTOBER 31,
                                                    1995     1996      1996
ASSETS                                            -------- -------- -----------
                                                                    (UNAUDITED)
Current Assets:
  Cash and cash equivalents...................... $  3,330 $  2,890  $  5,370
  Accounts receivable, less allowances of $1,066,
   $6,430 and $5,947.............................   91,118  138,455   147,711
  Inventories....................................   75,140  106,168   113,131
  Prepaid expenses and other.....................    4,112    5,543     5,030
  Deferred income tax benefits...................    1,630    7,904     7,351
                                                  -------- --------  --------
      Total current assets.......................  175,330  260,960   278,593
                                                  -------- --------  --------
Property and Equipment:
  Land and improvements..........................    6,238   23,669    23,816
  Buildings......................................   30,865   43,579    43,959
  Equipment......................................   66,663   82,896    91,012
  Construction in Progress.......................    1,817      458       854
                                                  -------- --------  --------
                                                   105,583  150,602   159,641
Less--Accumulated depreciation...................   44,636   53,826    59,732
                                                  -------- --------  --------
    Net property and equipment...................   60,947   96,776    99,909
                                                  -------- --------  --------
Other Assets:
  Goodwill, less accumulated amortization of
   $4,224, $6,635 and $8,305.....................   23,604   45,882    44,786
  Other intangibles, less accumulated
   amortization of $0, $648 and $1,817...........      --    20,587    19,361
  Cash surrender value and other.................    4,984    7,513     6,414
                                                  -------- --------  --------
      Total other assets.........................   28,588   73,982    70,561
                                                  -------- --------  --------
        Total assets............................. $264,865 $431,718  $449,063
                                                  ======== ========  ========


   The accompanying notes are an integral part of these consolidated balance sheets.

                MARQUETTE MEDICAL SYSTEMS, INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS

                 APRIL 30, 1995 AND 1996, AND OCTOBER 31, 1996
                  (DOLLARS IN THOUSANDS EXCEPT PER SHARE DATA)

                                                                         OCTOBER 31,
                                                       1995      1996       1996
LIABILITIES AND SHAREHOLDERS' EQUITY                 --------  --------  -----------
                                                                         (UNAUDITED)
Current Liabilities:
  Amounts due to bank............................... $  6,450  $  7,101   $  8,490
  Notes payable to bank.............................   22,544    28,822     47,146
  Current maturities of long-term debt..............      100     3,122        --
  Accounts payable..................................   18,957    31,764     33,822
  Accrued liabilities --
    Payroll related expenses........................   12,258    22,014     20,549
    Warranty........................................    4,194     6,475      7,163
    Other...........................................   10,460    28,465     23,125
                                                     --------  --------   --------
      Total current liabilities.....................   74,963   127,763    140,295
                                                     --------  --------   --------
Long-Term Debt, less current maturities.............    8,112    81,254     81,211
Deferred Income Taxes...............................    2,897    21,404     20,129
Pension and Other Long-Term Liabilities.............      --     45,372     46,874
Class A Common Stock Under Repurchase Agreements
 (Note 10)..........................................    8,000     8,000      8,000
Shareholders' Equity:
  Class A Common Stock, $.10 par value, 30,000,000
   shares authorized................................    1,594     1,606      1,612
  Class C Common Stock, $.01 par value, 50,000,000
   shares authorized................................      263       263        263
  Additional paid-in capital........................   26,870    31,569     31,986
  Retained earnings.................................  151,020   126,152    134,638
  Treasury Stock, at cost...........................      --        --      (4,643)
  Cumulative translation adjustment.................     (854)   (3,665)    (3,302)
  Class A Common Stock under repurchase agreements
   (Note 10)........................................   (8,000)   (8,000)    (8,000)
                                                     --------  --------   --------
      Total liabilities and shareholders' equity.... $264,865  $431,718   $449,063
                                                     ========  ========   ========


   The accompanying notes are an integral part of these consolidated balance sheets.

                MARQUETTE MEDICAL SYSTEMS, INC. AND SUBSIDIARIES

                       CONSOLIDATED STATEMENTS OF INCOME

FOR THE YEARS ENDED APRIL 30, 1994, 1995 AND 1996, AND FOR THE SIX MONTHS ENDED
                           OCTOBER 31, 1995 AND 1996
                  (DOLLARS IN THOUSANDS EXCEPT PER SHARE DATA)

                                                            SIX MONTHS ENDED
                                                               OCTOBER 31,
                                                            ------------------
                                1994      1995      1996      1995      1996
                              --------  --------  --------  --------  --------
                                                               (UNAUDITED)
Net Sales.................... $253,808  $342,176  $416,293  $165,638  $261,702
Cost of Sales................  122,187   167,130   214,947    83,154   135,007
                              --------  --------  --------  --------  --------
  Gross profit...............  131,621   175,046   201,346    82,484   126,695
                              --------  --------  --------  --------  --------
Engineering Expenses.........   22,417    30,716    37,307    16,181    23,787
Selling Expenses.............   62,397    85,072   105,259    44,035    64,243
General and Administrative
 Expenses....................   18,824    25,362    32,880    13,526    21,883
Restructuring Expenses.......      --        --      3,956       --        --
Write-Off of Acquired In-
 Process Research &
 Development.................      --        --     35,700       --        --
                              --------  --------  --------  --------  --------
  Total operating expenses...  103,638   141,150   215,102    73,742   109,913
                              --------  --------  --------  --------  --------
  Operating income (loss)....   27,983    33,896   (13,756)    8,742    16,782
Interest Expense.............      322     2,973     4,386     1,235     4,189
Other Expense (Income), net..     (554)     (107)   (1,162)     (527)   (1,118)
                              --------  --------  --------  --------  --------
  Income (loss) before
   provision for income
   taxes.....................   28,215    31,030   (16,980)    8,034    13,711
Provision for Income Taxes...    9,574    11,473     7,888     3,012     5,225
                              --------  --------  --------  --------  --------
  Net Income (Loss).......... $ 18,641  $ 19,557  $(24,868) $  5,022  $  8,486
                              ========  ========  ========  ========  ========
Per Class A Common Share:
  Net Income (Loss).......... $   1.16  $   1.21  $  (1.53) $    .31  $    .52
                              ========  ========  ========  ========  ========


 The accompanying notes are an integral part of these consolidated statements.

                MARQUETTE MEDICAL SYSTEMS, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED APRIL 30, 1994, 1995 AND 1996, AND FOR THE SIX MONTHS ENDED
                           OCTOBER 31, 1995 AND 1996
                             (DOLLARS IN THOUSANDS)

                                                             SIX MONTHS ENDED
                                                               OCTOBER 31,
                                                             -----------------
                                1994      1995      1996      1995      1996
                               -------  --------  ---------  -------  --------
                                                               (UNAUDITED)
Cash Flows from Operating
 Activities:
Net income (loss)............. $18,641  $ 19,557  $ (24,868) $ 5,022  $  8,486
Adjustments to reconcile net
 income (loss) to net cash
 provided by operating
 activities--
 Depreciation and
  amortization................   9,817    14,378     12,042    8,046     9,821
 Write-off of acquired in-
  process research and
  development.................     --        --      35,700      --        --
 Deferred income taxes........    (695)      826       (634)  (1,469)   (1,055)
 Changes in assets and
  liabilities
   Accounts receivable........  (4,050)      364        992    1,567    (9,784)
   Inventories................  (2,325)   (7,037)     2,379   (7,756)   (7,477)
   Prepaid expenses and other
    assets....................    (184)     (675)     6,497      (26)    1,270
   Accounts payable and
    accrued liabilities.......   4,625     8,806     (8,123)      85      (438)
                               -------  --------  ---------  -------  --------
     Net cash provided by
      operating activities....  25,829    36,219     23,985    5,469       823
Cash Flows from Investing
 Activities:
Capital expenditures..........  (8,858)  (15,124)   (11,399)  (6,128)  (10,358)
Sale of product line..........     --        --         --       --        905
Purchase of Corometrics
 Medical Systems, Inc. and E
 for M Corporation, net of
 cash acquired................     --    (70,045)   (89,171)     --        --
                               -------  --------  ---------  -------  --------
     Net cash used in
      investing activities....  (8,858)  (85,169)  (100,570)  (6,128)   (9,453)
Cash Flows from Financing
 Activities:
Net proceeds from (payments
 on) notes payable to bank....   4,993    14,737      3,005   (1,354)   18,319
Proceeds from issuance of
 long-term debt...............     --     45,000     90,000      --        --
Payments on long-term debt....  (1,339)  (37,003)   (17,000)     --     (2,911)
Proceeds from issuance of
 common stock.................     551     1,110      1,393      334       617
Purchase of treasury stock....     --        --         --       --     (4,643)
                               -------  --------  ---------  -------  --------
     Net cash provided by
      (used in) financing
      activities..............   4,205    23,844     77,398   (1,020)   11,382
Effect of Exchange Rate
 Changes on Cash and Cash
 Equivalents..................    (413)      626     (1,253)     147      (272)
                               -------  --------  ---------  -------  --------
     Net increase (decrease)
      in cash and cash
      equivalents.............  20,763   (24,480)      (440)  (1,532)    2,480
Cash and Cash Equivalents at
 Beginning of Period..........   7,047    27,810      3,330    3,330     2,890
                               -------  --------  ---------  -------  --------
Cash and Cash Equivalents at
 End of Period................ $27,810  $  3,330  $   2,890  $ 1,798  $  5,370
                               =======  ========  =========  =======  ========
Supplemental Disclosure of
 Cash Flow Information:
 Cash paid during the period
  for--
   Interest................... $   343  $  2,911  $   4,153  $ 1,230  $  3,382
   Income taxes............... $ 8,835  $ 11,523  $   9,789  $ 2,593  $  5,053
Supplemental Schedule of
 Noncash Investing and
 Financing Activities
 The Company purchased all of
  the capital stock of
  Corometrics Medical
  Systems, Inc. and of E for
  M Corporation for $70,766
  and $90,333, in fiscal 1995
  and 1996, respectively.
 In conjunction with the
  acquisition, liabilities
  were assumed as follows:
   Fair value of assets
    acquired (including
    goodwill).................     --   $ 78,729  $ 215,524      --        --
   Cash paid for the capital
    stock.....................     --     70,766     90,333      --        --
   Stock options converted....     --        --       3,083      --        --
                                        --------  ---------
     Liabilities assumed......     --   $  7,963  $ 122,108      --        --
                                        ========  =========

 The accompanying notes are an integral part of these consolidated statements.

                MARQUETTE MEDICAL SYSTEMS, INC. AND SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

FOR THE YEARS ENDED APRIL 30, 1994, 1995 AND 1996, AND FOR THE SIX MONTHS ENDED
                                OCTOBER 31, 1996
                             (DOLLARS IN THOUSANDS)

                               CLASS A           CLASS C
                            COMMON STOCK      COMMON STOCK     TREASURY STOCK    ADDITIONAL           CUMULATIVE
                          ----------------- ----------------- -----------------   PAID-IN   RETAINED  TRANSLATION
                            SHARES   AMOUNT   SHARES   AMOUNT  SHARES   AMOUNT    CAPITAL   EARNINGS  ADJUSTMENT
                          ---------- ------ ---------- ------ --------  -------  ---------- --------  -----------
Balance, April 30, 1993.  15,790,975 $1,579 26,250,000  $263       --   $   --    $24,992   $112,822    $(1,067)
 Issuance of common
  stock under option....      61,380      6        --    --        --       --        545        --         --
 Cumulative translation
  adjustment............         --     --         --    --        --       --        --         --        (413)
 Other..................         --     --         --    --        --       --         53        --         --
 Net income.............         --     --         --    --        --       --        --      18,641        --
                          ---------- ------ ----------  ----  --------  -------   -------   --------    -------
Balance, April 30, 1994.  15,852,355 $1,585 26,250,000  $263       --   $   --    $25,590   $131,463    $(1,480)
 Issuance of common
  stock under option....      94,250      9        --    --        --       --      1,101        --         --
 Cumulative translation
  adjustment............         --     --         --    --        --       --        --         --         626
 Other..................         --     --         --    --        --       --        179        --         --
 Net income.............         --     --         --    --        --       --        --      19,557        --
                          ---------- ------ ----------  ----  --------  -------   -------   --------    -------
Balance, April 30, 1995.  15,946,605 $1,594 26,250,000  $263       --   $   --    $26,870   $151,020    $  (854)
 Issuance of common
  stock under option....     113,706     12        --    --        --       --      1,381        --         --
 Cumulative translation
  adjustment............         --     --         --    --        --       --        --         --      (2,811)
 Conversion of E for M
  stock options into
  Marquette options.....         --     --         --    --        --       --      3,083        --         --
 Other..................         --     --         --    --        --       --        235        --         --
 Net loss...............         --     --         --    --        --       --        --     (24,868)       --
                          ---------- ------ ----------  ----  --------  -------   -------   --------    -------
Balance, April 30, 1996.  16,060,311 $1,606 26,250,000  $263       --   $   --    $31,569   $126,152    $(3,665)
 Issuance of common
  stock under option....      55,024      6        --    --        --       --        611        --         --
 Cumulative translation
  adjustment............         --     --         --    --        --       --        --         --         363
 Purchase of treasury
  stock.................         --     --         --    --   (281,400)  (4,643)      --         --         --
 Other..................         --     --         --    --        --       --       (194)       --         --
 Net income.............         --     --         --    --        --       --        --       8,486        --
                          ---------- ------ ----------  ----  --------  -------   -------   --------    -------
Balance, October 31,
 1996 (unaudited).......  16,115,335 $1,612 26,250,000  $263  (281,400) $(4,643)  $31,986   $134,638    $(3,302)
                          ========== ====== ==========  ====  ========  =======   =======   ========    =======

 The accompanying notes are an integral part of these consolidated statements.

               MARQUETTE MEDICAL SYSTEMS, INC. AND SUBSIDIARIES

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

          APRIL 30, 1994, 1995 AND 1996 AND OCTOBER 31, 1995 AND 1996
                 (DOLLARS IN THOUSANDS EXCEPT PER SHARE DATA)

(1) NATURE OF OPERATIONS--

  Marquette Medical Systems, Inc. (the "Company," formerly known as Marquette Electronics, Inc.) is a worldwide leader in the development and manufacture of medical equipment and integrated systems for patient monitoring and diagnostic cardiology applications. The Company also develops clinical information systems, designed to be integrated with medical equipment, consisting of hardware and software used by integrated health care delivery networks and individual hospitals to electronically acquire, record, store, analyze and distribute patient medical data. The Company's products are used principally in critical and intensive care units, operating and recovery rooms, step-down units, labor and delivery units, cardiology departments, cardiac catheterization laboratories and related areas of acute care hospitals. In addition, the Company's products are increasingly being used in smaller hospitals, medical clinics, outpatient surgery centers, physician offices and homes. The Company covers the United States market, most of Western Europe and Australia through its own sales force. The remainder of the international market is served by dealers.

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES--

 (a) Basis of consolidation and interim reporting--

  The consolidated financial statements include the accounts of the Company and its foreign and domestic subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation.
  With respect to the interim periods, certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to the rules and regulations of the Securities and Exchange Commission. However, in the opinion of the Company, adequate disclosures have been presented for the interim periods in order to make the information not misleading and all adjustments necessary to present fair statements of the results of operations, financial position and cash flows have been included.

 (b) Revenue recognition--

  Revenue is recognized on an accrual basis when equipment and supplies are shipped. Revenue for service contracts is recognized over the term of the contract, typically twelve months. Costs related to service contracts are expensed as incurred.

 (c) Inventories--

  Inventories consist of the following:

                                                       APRIL 30,
                                                    ---------------- OCTOBER 31,
                                                     1995     1996      1996
                                                    ------- -------- -----------
                                                                     (UNAUDITED)
   Raw materials and component parts............... $20,551 $ 35,716  $ 35,885
   Work-in-process and finished goods..............  33,561   45,869    45,765
   Inventory on loan or consignment................  21,028   24,583    31,481
                                                    ------- --------  --------
                                                    $75,140 $106,168  $113,131
                                                    ======= ========  ========

  For its domestic inventories (representing 93% and 61% of total inventories at April 30, 1995 and 1996, respectively), the Company employs the last-in, first-out (LIFO) cost method. The first-in, first-out (FIFO) cost method is used for all remaining inventories. If the FIFO cost method had been used for domestic inventories instead of the LlFO cost method, the carrying value assigned to inventories would have been $2,651 and $1,962 less at April 30, 1995 and 1996, respectively.

               MARQUETTE MEDICAL SYSTEMS, INC. AND SUBSIDIARIES

 (d) Property and equipment--

  Property and equipment, along with improvements that significantly extend the useful life of existing assets, are carried at cost. Depreciation is provided on the straight-line method over the estimated useful lives of the assets which range from 15-20 years for land improvements, 40-50 years for buildings and 3-7 years for equipment.

 (e) Engineering expenses--

  Engineering expenses represent research and development costs and are charged to operations as incurred. The Company also charged to operations $35,700 related to the write-off of acquired in-process research and development attributable to the E for M acquisition. See Note 3 for further discussion of purchased research and development costs.

 (f) Advertising costs--

  Advertising costs are charged to operations as incurred. Such charges were $1,755, $1,691 and $2,260 in fiscal 1994, 1995 and 1996, respectively.

 (g) Cash and cash equivalents--

  For purposes of the consolidated statements of cash flows, the Company considers all highly liquid investments with a maturity of three months or less at the time of purchase to be cash equivalents.

 (h) Foreign currency--

  Asset and liability accounts of the Company's foreign operations are translated at the current exchange rate, and income and expense accounts are translated at the average of the monthly exchange rates. Gains and losses resulting from the translation of foreign currency financial statements are classified as a separate component of shareholders' equity.

  Foreign currency transaction gains (losses) totalling $(490), $124 and $744 are included in other income in the consolidated statements of income for fiscal 1994, 1995 and 1996, respectively.

  As a hedge against foreign accounts payable, the Company at times has entered into various forward exchange contracts to exchange foreign currencies for United States dollars at a fixed contract rate. Market value gains and losses resulting from these contracts are recognized in the consolidated statements of income and offset foreign exchange gains or losses on the foreign payables at their maturity date. As of April 30,1996, the Company has three such contracts to exchange various foreign currencies for a total contract amount of $758 and a maturity date of May 31, 1996. The carrying value of these contracts approximates fair value.

 (i) Net income per Class A common share--

  Class C Common Stock participates in income with Class A Common Stock in the ratio of 1:100. Consequently, the weighted average shares for calculating net income per Class A common share is equal to the sum of the weighted average number of shares of Class A Common Stock outstanding and 1/100 of the weighted average number of shares of Class C Common Stock outstanding during the year. Such weighted average shares were 16,090,000, 16,172,000 and 16,254,000 for fiscal 1994, 1995 and 1996, respectively, and 16,228,000 (unaudited) and 16,305,000 (unaudited) for the six months ended October 31, 1995 and 1996, respectively. See also Note 8.

               MARQUETTE MEDICAL SYSTEMS, INC. AND SUBSIDIARIES

 (j) Goodwill--

  The excess of the purchase cost over the fair value of net assets acquired is being amortized over a range of 15-20 years on a straight-line basis. The Company continually evaluates whether later events and circumstances have occurred that indicate the remaining estimated useful life of goodwill may warrant revision or that the remaining balance of goodwill may not be recoverable. When factors indicate that goodwill should be evaluated for possible impairment, the Company uses an estimate of the related business segment's discounted net cash flows over the remaining life of the goodwill in measuring whether the goodwill is recoverable. Goodwill (net of accumulated amortization) was $23,604 and $45,882 at April 30, 1995 and 1996, respectively. Amortization of goodwill was $451 in fiscal 1994, $1,871 in fiscal 1995 and $2,453 in fiscal 1996. See Note 3 for further discussion related to the goodwill attributable to the Corometrics and E for M acquisitions.

  In March, 1995, the Financial Accounting Standards Board ("FASB") issued SFAS No. 121 "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of", which addresses accounting for the impairment of long-lived assets that either will be held and used in operations or that will be disposed of. The Company does not believe that the adoption of this statement on May 1, 1996 will have a material impact on the financial position or results of operations of the Company.

 (k) Use of estimates--

  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

 (l) Reclassification of prior year amounts--

  Certain prior year amounts have been reclassified to conform with current year presentations.

(3) ACQUISITION OF COROMETRICS MEDICAL SYSTEMS, INC. AND E FOR M CORPORATION--

  On May 31, 1994, the Company acquired 100% of the common stock of Corometrics Medical Systems, Inc. ("Corometrics"), a manufacturer of fetal monitors and related products. The purchase price was approximately $70,800 and was paid in cash. Related to this purchase, the Company borrowed $49,200 under a bank loan agreement. As of April 30, 1996, these borrowings have been paid in full. The acquisition has been accounted for as a purchase, and the excess of the purchase price over the fair value of net assets acquired has been allocated to goodwill. The value of such goodwill is $23,230.

  Effective January 1, 1996, the Company acquired 100% of the common stock of E for M Corporation ("E for M"), an international medical equipment, software and supplies company serving patient monitoring and cardiology, which includes cardiac catheterization and electrophysiology laboratories. The purchase price was approximately $93,400 and was paid in cash and through the issuance of stock options. The Company converted outstanding options for E for M stock into options for Marquette stock as part of the transaction. The fair value of the converted options was $3,083. Related to this purchase, the Company borrowed $90,000 under bank loan agreements payable periodically over the next five years. The acquisition has been accounted for as a purchase and the excess of the purchase price over the fair value of the net assets acquired has been allocated to goodwill. Based on a preliminary allocation of purchase price, the approximate value of such goodwill is $26,196. In addition, the Company acquired intangible assets related to in-process research and development (R&D), product technologies and tradenames with values of $35,700, $12,672 and $8,468, respectively. The acquired in-process R&D was entirely written-off during the year. The remaining intangibles have estimated useful lives ranging from 7 to 40 years.

               MARQUETTE MEDICAL SYSTEMS, INC. AND SUBSIDIARIES

  In connection with the acquisition, the Company implemented a restructuring plan for the purpose of integrating the E for M operation into the Company's existing operations. This restructuring plan included consolidation of facilities as well as a reduction in the number of employees required for the combined operations. The costs expected to be incurred with respect to this restructuring plan were recorded as liabilities of E for M which were assumed in the purchase transaction. The total restructuring charges attributable to E for M were $8,447. This total liability recorded at the acquisition included $5,532 of severance costs, $992 of dealer termination costs and $1,923 of facility closing, legal and other costs. This restructuring plan is expected to be completed by April 30, 1997. As of April 30, 1996 and October 31, 1996, $7,662 and $3,989 (unaudited), respectively, of the restructuring charges remained in "Other current liabilities" in the Consolidated Balance Sheets.

  Unaudited pro-forma results of operations, assuming the acquisition of both Corometrics and E for M as of May 1, 1994, and the $35,700 write-off of acquired in-process R&D in fiscal 1996, would be as follows:

                                                     YEAR ENDED      SIX MONTHS
                                                      APRIL 30,         ENDED
                                                  -----------------  OCTOBER 31,
                                                    1995     1996       1995
                                                  -------- --------  -----------
                                                                     (UNAUDITED)
   Net sales..................................... $541,138 $540,936   $259,574
   Net income (loss).............................   11,493  (27,430)     3,385
   Net income (loss) per Class A Common Share....      .71    (1.69)       .21

(4) INCOME TAXES--

  Deferred income taxes are recorded to reflect the tax consequences on future years on differences between the tax basis of assets and liabilities and their financial reporting amounts at fiscal year end. Deferred tax expense is the result of changes in deferred tax assets and liabilities.

  The provision for income taxes consists of the following:

                                                         YEAR ENDED APRIL 30,
                                                        -----------------------
                                                         1994     1995    1996
                                                        -------  ------- ------
   Current--
     Federal........................................... $ 8,617  $ 8,609 $7,692
     State.............................................   1,363    1,547  1,072
     Foreign...........................................     289      491   (242)
                                                        -------  ------- ------
                                                         10,269   10,647  8,522
   Deferred............................................    (695)     826   (634)
                                                        -------  ------- ------
                                                        $ 9,574  $11,473 $7,888
                                                        =======  ======= ======

  A reconciliation of the statutory Federal income tax rate to the consolidated effective income tax rate is as follows:

                                                              YEAR ENDED
                                                               APRIL 30,
                                                            -----------------
                                                            1994  1995  1996
                                                            ----  ----  -----
   Statutory federal income tax rate....................... 35.0% 35.0% (35.0)%
   State and local income taxes, net of Federal income tax
    benefit................................................  3.0   3.4    4.1
   Tax credits............................................. (1.8) (1.9)   --
   Foreign tax rate differences and foreign tax losses not
    benefitted.............................................  1.2   0.2    7.4
   FSC benefit............................................. (2.5) (1.4)  (2.7)
   Purchased R&D...........................................  --    --    73.6
   Other................................................... (1.0)  1.7   (0.9)
                                                            ----  ----  -----
     Effective income tax rate............................. 33.9% 37.0%  46.5%
                                                            ====  ====  =====

               MARQUETTE MEDICAL SYSTEMS, INC. AND SUBSIDIARIES

  Temporary differences which give rise to the deferred tax assets and liabilities at April 30, 1995 and 1996 are as follows:

                                                                APRIL 30,
                                                            ------------------
                                                              1995      1996
                                                            --------  --------
Short-term deferred tax assets (liabilities):
  Net operating loss carryforward.......................... $    741    14,281
  Pension..................................................      --      1,773
  Warranty reserve.........................................    1,193     1,350
  Inventories..............................................   (1,755)     (999)
  Accrued vacation.........................................      942     1,216
  Intercompany profit in inventory.........................      607       486
  Restructuring reserve....................................      --      4,371
  Self-insurance reserve...................................      199       341
  Bad debt reserve.........................................      150       201
  Capital loss carryforward................................       63       532
  Other....................................................      231       406
  Valuation allowance......................................     (741)  (16,054)
                                                            --------  --------
                                                              $1,630  $  7,904
                                                            ========  ========
Long-term deferred tax assets (liabilities):
  Tax basis difference of fixed assets..................... $ (1,161) $ (1,251)
  Tax basis difference of intangible assets................   (1,872)  (19,672)
  Other....................................................     (136)     (481)
                                                            --------  --------
                                                            $(2,897)  $(21,404)
                                                            ========  ========

(5) NOTES PAYABLE TO BANK--

  The Company has an unsecured line of credit with a bank whereby it may borrow up to $20,000 ($25,000 (unaudited) as of October 31, 1996). As of April 30, 1996 and October 31, 1996, the borrowings outstanding were $14,500 and $17,600 (unaudited), respectively. Standby letters of credit of $1,604 reduced the available credit to $3,896 as of April 30, 1996.

  The Company has loan authorizations and overdraft facilities with various banks whereby it may borrow up to $33,244 (or Eurocurrency equivalent) to be used for general purposes. As of April 30, 1996 and October 31, 1996, the borrowings outstanding were $14,322 and $29,546 (unaudited), respectively. Outstanding bank guarantees of $4,924 reduced the available credit to $13,998 as of April 30, 1996.

  The Company has entered into some of the above foreign currency loans in an amount and term similar to the expected collection period of foreign accounts receivable as a natural hedge against these amounts. The amount outstanding on such loans was $8,803 and $6,236 in fiscal 1995 and fiscal 1996, respectively.

  The following table summarizes certain information regarding these short-term borrowings:

                                                        YEAR ENDED APRIL 30,
                                                       ------------------------
                                                        1994    1995     1996
                                                       ------  -------  -------
   Maximum amount of borrowings....................... $7,806  $27,256  $28,742
   Average amount of borrowings.......................  3,462   20,924   21,975
   Weighted average interest rate during year.........    7.9%     6.1%     6.8%
   Weighted average interest rate at year end.........    7.6%     6.7%     6.5%

               MARQUETTE MEDICAL SYSTEMS, INC. AND SUBSIDIARIES

(6) LONG-TERM DEBT--

  Long-term debt consists of the following:

                                                       APRIL 30,
                                                     -------------- OCTOBER 31,
                                                      1995   1996      1996
                                                     ------ ------- -----------
                                                                    (UNAUDITED)
   Term note, repaid in fiscal 1996 bearing
    interest at LIBOR + 1%.........................  $3,000 $   --    $   --
   Term note, repaid in fiscal 1996 bearing
    interest at LIBOR + 1%.........................   5,000     --        --
   Senior notes, due in installments through August
    29, 2008, bearing interest at 7.46%............     --      --     30,000
   Term note, due in installments through October
    31, 2000, bearing interest at LIBOR + 1%
    (6.4375% at April 30, 1996)....................     --   27,000    17,000
   Term note, due in installments through October
    31, 2000, bearing interest at LIBOR + 1%
    (6.4375% at April 30, 1996)....................     --   27,000    17,000
   Term note, due in installments through October
    31, 2000, bearing interest at LIBOR + 1%
    (6.4375% at April 30, 1996)....................     --   27,000    17,000
   Installment promissory note, due March 31, 1999,
    bearing interest at fixed rate of 7.175%.......     --    1,224       --
   Installment promissory note, due September 30,
    1999, bearing interest at fixed rate of 8.750%.     --    1,687       --
   Other...........................................     212     465       211
                                                     ------ -------   -------
                                                      8,212  84,376    81,211
   Less--Current maturities........................     100   3,122       --
                                                     ------ -------   -------
                                                     $8,112 $81,254   $81,211
                                                     ====== =======   =======

  Scheduled maturities:

             YEAR ENDING
             APRIL 30,                         AMOUNT
             -----------                       -------
              1997............................ $ 3,122
              1998............................  23,753
              1999............................  23,470
              2000............................  22,781
              2001............................  11,250
                                               -------
                                               $84,376
                                               =======

  The carrying value of long-term debt approximates fair value.

  The term notes contain restrictive covenants which, among other things, require the Company to maintain a minimum tangible net worth, a minimum interest coverage ratio and a maximum liabilities to tangible net worth ratio. The Company was in compliance with all such covenants at April 30, 1996.

               MARQUETTE MEDICAL SYSTEMS, INC. AND SUBSIDIARIES

(7) COMMITMENTS AND CONTINGENCIES--

  The Company leases plant, office space, and automobiles under various operating lease agreements. Minimum rental commitments under leases having initial or remaining terms of greater than one year are as follows:

             YEAR ENDING APRIL 30,              AMOUNT
             ---------------------              ------
               1997...........................  $1,504
               1998...........................   1,253
               1999...........................     783
               Thereafter.....................      20

  Rental expense charged to operations was $1,727, $1,591 and $1,585 in fiscal 1994, 1995 and 1996, respectively. The Company leases automobiles from a company owned by two directors. Rental expense was $1,058, $1,028 and $589 in fiscal 1994, 1995 and 1996, respectively.

  Various lawsuits and claims are pending against the Company. Although the outcome of such lawsuits and claims cannot be predicted with certainty, the resolution of these lawsuits and claims will not, in the opinion of management, result in a material adverse effect on the financial position or results of operations of the Company.

(8) COMMON STOCK--

  Class A and Class C Common Stock have equal voting rights. Dividends may be declared on the Class A Common Stock without the declaration of any dividend on the Class C Common Stock. Dividends may only be declared on the Class C Common Stock if at the same time a dividend in an amount at least 100 times as great per share is declared on the Class A Common Stock. In the event of liquidation, amounts distributed with respect to each share of Class A Common Stock must be 100 times as great as amounts distributed with respect to each share of Class C Common Stock. Subsequent to October 31, 1996, all 26,250,000 shares of Class C Common Stock were exchanged for 262,500 shares of Class A Common Stock.

(9) STOCK OPTION PLANS--

  The Company has reserved 2,500,000 shares of Class A Common Stock for issuance under the Amended and Restated Stock Option Plan for Employees of Marquette Medical Systems, Inc. (the "Plan"). The number of shares reserved for issuance by the Company under this Plan increased from 2,500,000 shares to 3,500,000 on February 9, 1996 by a vote by the Company's Board of Directors, subject to shareholder approval. Under the Plan, incentive options may be granted to purchase shares at or above fair market value on the date of grant and expire within ten years, and non-qualified options may be granted at or above 85% of fair market value on the date of grant and expire within fifteen years. If stock options granted under the Plan expire or otherwise terminate without being exercised, the Class A Common Stock not issued under such stock options shall again become available for issuance under the Plan.

               MARQUETTE MEDICAL SYSTEMS, INC. AND SUBSIDIARIES

  Option activity during fiscal 1994, 1995 and 1996 is as follows:

                                                                NUMBER OF SHARES
                                                                  UNDER OPTION
                                                                ----------------
      Outstanding, April 30, 1993..............................      349,921
        Granted................................................    1,090,000
        Exercised..............................................      (61,380)
        Cancelled..............................................      (73,875)
                                                                   ---------
      Outstanding, April 30, 1994..............................    1,304,666
        Granted................................................      292,200
        Exercised..............................................      (94,250)
        Cancelled..............................................      (80,250)
                                                                   ---------
      Outstanding, April 30, 1995..............................    1,422,366
        Granted................................................      895,600
        Exercised..............................................      (96,800)
        Cancelled..............................................     (407,950)
                                                                   ---------
      Outstanding, April 30, 1996..............................    1,813,216
                                                                   =========

  The prices of options exercised during fiscal 1994 were 15,000 shares at $6.17 per share, 15,000 shares at $8.33 per share, 7,500 shares at $9.00 per share, 19,880 shares at $11.13 per share and 4,000 shares at $11.20 per share.

  The prices of options exercised during fiscal 1995 were 51,750 shares at $11.13 per share, 2,000 shares at $9.67 per share, 4,750 shares at $10.00 per share, 15,750 shares at $11.20 per share, 15,000 shares at $14.25 per share, and 5,000 shares at $15.50 per share.

  The prices of options exercised during fiscal 1996 were 9,250 shares at $9.67 per share, 10,250 shares at $10.00 per share, 1,250 shares at $11.20 per share, 4,050 shares at $13.67 per share, 2,000 shares at $16.75 per share, 50,000 shares at $14.25 per share, and 20,000 shares at $16.25 per share.

  The options outstanding at April 30, 1996 consisted of the following:

                       NUMBER OF SHARES
             ---------------------------------------
             OUTSTANDING                EXERCISABLE                           OPTION PRICE
             -----------                -----------                           -------------
               611,116                    199,366                             $11.20-$14.99
             1,064,600                    101,500                              15.00- 20.99
               137,500                     12,500                              21.00- 21.50
              ---------                   -------
             1,813,216                    313,366
              =========                   =======

  The Company has reserved 276,042 shares of Class A Common Stock for issuance under the E for M 1991 Stock Option Plan and E for M 1991 Key Employee Stock Option Plan. The E for M stock options outstanding on the acquisition date were converted into stock options of the Company in conjunction with the acquisition. Each option converted by the Company continues to have, and is subject to, the same terms and conditions set forth in E for M's stock option plan prior to the acquisition. The E for M stock options were converted into 276,042 stock options of the Company pursuant to this plan based on an exchange ratio of the average price of Marquette stock at the acquisition date to the tender price of E for M stock.

               MARQUETTE MEDICAL SYSTEMS, INC. AND SUBSIDIARIES

  Option activity related to this plan in fiscal 1996 was as follows:

                                                                        NUMBER
                                                                          OF
                                                                        SHARES
                                                                         UNDER
                                                                        OPTION
                                                                        -------
   Outstanding, April 30, 1995.........................................     --
     Granted........................................................... 276,042
     Exercised......................................................... (16,906)
     Cancelled.........................................................     --
                                                                        -------
   Outstanding, April 30, 1996......................................... 259,136
                                                                        =======

  The prices of the options exercised during fiscal 1996 were 12,532 shares at $1.10 per share, 546 shares at $6.58 per share, 912 shares at $7.61 per share, and 2,916 shares at $12.34 per share.

  The options outstanding at April 30, 1996, consisted of the following:

                       NUMBER OF SHARES
             ---------------------------------------
             OUTSTANDING                EXERCISABLE                           OPTION PRICE
             -----------                -----------                           -------------
               118,924                     50,367                             $ 5.93-$ 8.99
                90,170                     74,091                               9.00- 10.99
                50,042                     16,052                              11.00- 12.76
               -------                    -------
               259,136                    140,510
               =======                    =======

  On August 25, 1994, the Company's shareholders approved the Marquette Electronics, Inc. Directors' (Non-Employee) Stock Option Plan (the "Directors' Plan"). The Directors' Plan is designed to compensate non-employee members of the Board of Directors by an annual grant of non-qualified options for 4,000 shares of Class A Common Stock at the then fair market value of the stock. These options become exercisable in four equal annual installments on each of the first four anniversaries of the date of grant and expire on the tenth anniversary date.

  The aggregate number of shares that may be issued under the Directors' Plan shall not exceed 250,000. During fiscal 1994, options to purchase 16,000 shares were granted at $14.50 per share. During fiscal 1995, options to purchase 20,000 shares were granted at $16.00 per share. During fiscal 1996, options to purchase 20,000 shares were granted at $16.25 per share. All options granted were outstanding at April 30, 1996, 20,000 shares of which were exercisable.

(10) STOCK REPURCHASE AGREEMENTS--

  By agreement, the Company is obligated to repurchase up to $4,000 worth of Class A Common Stock from each of two shareholders, in each case at the shareholder's death and at a price per share determined in accordance with the agreements. Life insurance with a face value of $6,744 has been secured on the lives of the two shareholders to fund the payments required under the repurchase agreements. As of April 30, 1996, 444,444 shares of Class A Common Stock were subject to these stock repurchase agreements. The amount of the purchase price is payable within 210 days of the death of the shareholder.

(11) RESTRUCTURING OF OPERATIONS--

  In fiscal 1996, the Company initiated and began to implement a plan to restructure its worldwide operations, primarily in Europe. The restructuring plan consists of a consolidation of European offices as well as a corresponding reduction in the number of employees. The restructuring plan is undertaken for purposes of

               MARQUETTE MEDICAL SYSTEMS, INC. AND SUBSIDIARIES consolidating the distribution function in Europe in order to address competitive conditions. In addition, the restructuring plan is necessary as the existing Marquette operations are integrated with E for M's European operations. In connection with these actions, the Company recorded restructuring charges of $3,956 to operating expenses in fiscal 1996. These charges include $1,267 of severance costs, $1,366 of facility closing costs including asset write-offs, and $1,323 of other costs such as dealer termination fees and related legal fees. This restructuring plan implementation is expected to be completed by the end of fiscal 1997. As of April 30, 1996 and October 31, 1996, $2,513 and $2,105 (unaudited), respectively, of the restructuring charges remained in "Other current liabilities" in the Consolidated Balance Sheets.

(12) EMPLOYEE BENEFIT PLANS--

  Profit Sharing and 401(k) Plan--The Company has a Profit Sharing and 401(k) Plan (the "Plan") covering substantially all non-union employees. The Plan allows participants to make annual contributions ranging from 1% to 12% of their compensation, subject to certain limitations imposed by the Internal Revenue Code. The Company matches 25% of the Participants' contributions, subject to maximum annual matching per participant of five hundred dollars or 1.5% of the participant's qualified compensation, whichever is greater. The Company may make annual discretionary contributions as authorized by the Board of Directors. Total Company contributions were $2,449, $3,300 and $3,313 in fiscal 1994, 1995 and 1996, respectively.

  Defined Benefit Plans--E for M has an unfunded noncontributory defined pension plan covering substantially all of its German-based employees over 25 years of age and with at least 10 years of service. The benefits are based on an employee's final month's salary and the number of years of continuous service with E for M.

  The components of net periodic pension cost for the four month period ended April 30, 1996 are:

             Service costs..................... $  377
             Interest costs....................  1,127
             Unrecognized net loss.............   (503)
                                                ------
               Net pension costs............... $1,001
                                                ======

  The following is a reconciliation of the plan's projected benefit obligation to the recorded pension obligation at April 30, 1996:

             Accumulated benefit obligation... $41,099
                                               =======
             Vested benefit obligation........ $38,364
                                               =======
             Projected benefit obligation..... $45,339
             Unrecognized net loss............    (503)
                                               -------
               Accrued pension obligation..... $44,836
                                               =======

  The weighted average discount rate and rate of increase in future compensation levels used in determining the actuarial present value of the projected benefit obligation were 6% and 2.75%, respectively.

  Corometrics established a defined benefit pension plan for certain of its union employees effective June 1, 1994. Pension expense charges to operations in fiscal 1995 and 1996 were not material.

               MARQUETTE MEDICAL SYSTEMS, INC. AND SUBSIDIARIES

(13) SEGMENT AND GEOGRAPHIC INFORMATION--

  The Company operates primarily in one business segment, the medical electronics equipment industry. Financial information by geographic area is summarized as follows:

                                                     YEAR ENDED APRIL 30,
                                                  ----------------------------
                                                    1994      1995      1996
                                                  --------  --------  --------
   Net sales originating from:
     United States............................... $236,497  $321,408  $355,689
     Europe......................................   38,283    45,634    98,137
     Australia...................................    3,749     6,281     5,479
     Corporate and eliminations..................  (24,721)  (31,147)  (43,012)
                                                  --------  --------  --------
                                                  $253,808  $342,176  $416,293
                                                  ========  ========  ========
   Income (loss) from operations:
     United States............................... $ 29,816  $ 34,198  $ 11,307
     Europe......................................   (1,247)   (1,103)  (27,481)
     Australia...................................       62       321      (157)
     Corporate and eliminations..................     (648)      480     2,575
                                                  --------  --------  --------
                                                  $ 27,983  $ 33,896  $(13,756)
                                                  ========  ========  ========
   Identifiable assets:
     United States............................... $183,241  $237,224  $332,492
     Europe......................................   16,443    21,199    98,141
     Australia...................................    1,919     2,167     2,680
     Corporate and eliminations..................    1,577     4,275    (1,595)
                                                  --------  --------  --------
                                                  $203,180  $264,865  $431,718
                                                  ========  ========  ========

  Transfers between geographic areas are recorded at market-based transfer prices. Corporate assets are principally cash and cash equivalents.

  Export sales, excluding sales to affiliates, totalled $25,882, $38,731 and $39,566 in fiscal 1994, 1995 and 1996, respectively.

(14) DERIVATIVE FINANCIAL INSTRUMENTS--

  The Company uses foreign currency forward exchange contracts to hedge specific foreign currency exposures. These derivative financial instruments are not used for trading purposes.

                MARQUETTE MEDICAL SYSTEMS, INC. AND SUBSIDIARIES

(15) QUARTERLY DATA (UNAUDITED)--

                                                YEAR ENDED APRIL 30, 1995
                                           ------------------------------------
                                             1ST      2ND      3RD       4TH
                                           -------- -------- --------  --------
   Net sales.............................. $ 76,572 $ 86,720 $ 92,968  $ 85,916
   Gross profit...........................   39,226   44,105   47,705    44,010
   Net income (loss)......................    4,224    5,502    6,112     3,719
   Per Class A Common Share...............      .26      .34      .38       .23
                                                YEAR ENDED APRIL 30, 1996
                                           ------------------------------------
                                             1ST      2ND      3RD       4TH
                                           -------- -------- --------  --------
   Net sales.............................. $ 81,127 $ 84,511 $110,309  $140,346
   Gross profit...........................   38,641   43,843   53,578    65,284
   Net income (loss)......................      979    4,043  (30,665)      775
   Per Class A Common Share...............      .06      .25    (1.89)      .05
                                              YEAR ENDING
                                            APRIL 30, 1997
                                           -----------------
                                             1ST      2ND
                                           -------- --------
   Net sales.............................. $124,794 $136,908
   Gross profit...........................   60,385   66,310
   Net income (loss)......................    3,270    5,216
   Per Class A Common Share...............      .20      .32

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

 NO DEALER, SALESPERSON OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THE OFFER CONTAINED HEREIN, AND IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY, ANY SELLING SHAREHOLDER OR ANY UNDERWRITER. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, SHARES OF COMMON STOCK IN ANY JURISDICTION TO ANY PERSON TO WHOM IT IS NOT LAWFUL TO MAKE ANY SUCH OFFER OR SOLICITATION IN SUCH JURISDICTION OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE AN IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF.

                               ----------------

                               TABLE OF CONTENTS

                                                                            PAGE
                                                                            ----
Prospectus Summary........................................................    3
Risk Factors..............................................................    6
Use of Proceeds...........................................................   10
Price Range of Common Stock and Dividend Policy...........................   10
Capitalization............................................................   11
Selected Consolidated Financial Information...............................   12
Management's Discussion and Analysis of Financial Condition and Results of
 Operations...............................................................   13
Business..................................................................   18
Management................................................................   32
Selling Shareholders......................................................   34
Underwriting..............................................................   35
Legal Matters.............................................................   36
Experts...................................................................   36
Available Information.....................................................   36
Incorporation of Certain Documents By Reference...........................   37
Index to Consolidated Financial Statements................................   38

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                     (LOGO)

                               ----------------

                                2,750,000 SHARES

                                  COMMON STOCK

                                   PROSPECTUS

                                          , 1997

                               ----------------

                            DILLON, READ & CO. INC.

                            BEAR, STEARNS & CO. INC.

                             ROBERT W. BAIRD & CO.
             INCORPORATED

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                    PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

  The following table sets forth the estimated expenses to be borne by the Registrant and the Selling Shareholders in connection with the issuance and distribution of the securities being registered hereby. It is expected that such expenses will be divided between the Registrant and the Selling Shareholders in proportion to the number of shares being sold by the Registrant and the Selling Shareholders pursuant to this Offering.

      Securities and Exchange Commission registration fee............. $ 20,006
      National Association of Securities Dealers filing fee...........    7,102
      Nasdaq listing fee..............................................   17,500
      Printing and engraving expenses.................................  150,000
      Blue Sky fees and expenses......................................    2,500
      Transfer Agent and Registrar's fee..............................    2,500
      Accounting fees and expenses....................................   70,000
      Legal fees and expenses.........................................  115,000
      Miscellaneous expenses..........................................   15,392
                                                                       --------
          Total....................................................... $400,000
                                                                       ========

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

  Pursuant to the provisions of the Wisconsin Business Corporation Law and the Registrant's By-Laws, directors and officers of the Registrant are entitled to mandatory indemnification from the Registrant against certain liabilities and expenses (i) to the extent such officers or directors are successful in the defense of a proceeding and (ii) in proceedings in which the director or officer is not successful in defense thereof, unless (in the latter case only) it is determined that the director or officer breached or failed to perform his or her duties to the Registrant and such breach or failure constituted:
(a) a willful failure to deal fairly with the Registrant or its shareholders in connection with a matter in which the director or officer had a material conflict of interest; (b) a violation of the criminal law unless the director or officer had reasonable cause to believe his or her conduct was lawful or had no reasonable cause to believe his or her conduct was unlawful; (c) a transaction from which the director or officer derived an improper personal profit; or (d) willful misconduct. It should be noted that the Wisconsin Business Corporation Law specifically states that it is the public policy of Wisconsin to require or permit indemnification in connection with a proceeding involving securities regulation, as described therein, to the extent required or permitted as described above. Additionally, under the Wisconsin Business Corporation Law, directors of the Registrant are not subject to personal liability to the Registrant, its shareholders or any person asserting rights on behalf thereof for certain breaches or failures to perform any duty resulting solely from their status as directors, except in circumstances paralleling those outlined in (a) through (d) above.

  Expenses for the defense of any action for which indemnification may be available may be advanced by the Company under certain circumstances.

  The indemnification provided by the Wisconsin Business Corporation Law and the Registrant's By-Laws is not exclusive of any other rights to which a director or officer of the Registrant may be entitled.

  The Company maintains a liability insurance policy for its directors and officers as permitted by Wisconsin law which may extend to, among other things, liability arising under the Securities Act of 1933, as amended.

ITEM 16. EXHIBITS.

      EXHIBIT
        NUMBER         DESCRIPTION OF DOCUMENT
      --------         -----------------------
         (1)*         Form of Underwriting
                      Agreement.
         (4.1)        Restated Articles of
                      Incorporation of
                      Marquette Medical
                      Systems, Inc., as
                      amended.
         (4.2)        Amended and Restated By-
                      Laws of Marquette
                      Medical Systems, Inc.,
                      as amended (incorporated
                      by reference to Exhibit
                      3.2 to Marquette Medical
                      Systems, Inc.'s Annual
                      Report on Form 10-K for
                      the year ended April 30,
                      1996).
         (4.3)        Rights Agreement, dated
                      as of December 18, 1996,
                      between Marquette
                      Medical Systems, Inc.
                      and Firstar Trust
                      Company as Rights Agent
                      (incorporated by
                      reference to Exhibit 4
                      to Marquette Medical
                      System, Inc.'s Current
                      Report on Form 8-K dated
                      December 18, 1996).
         (5)          Opinion of Schoenberg,
                      Fisher & Newman, Ltd.
         (23.1)       Consent of Schoenberg,
                      Fisher & Newman, Ltd.
                      (included in Exhibit
                      (5)).
         (23.2)       Consent of Arthur
                      Andersen LLP
         (24)         Powers of Attorney
                      relating to subsequent
                      amendments (included on
                      the signature page).

--------
   * To be filed by amendment

ITEM 17. UNDERTAKINGS.

  (a) The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the Registration Statement shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

  (b) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

  (c) The undersigned Registrant hereby undertakes that:

    (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or
  (4) or Rule 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

    (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THE REGISTRANT CERTIFIES THAT IT HAS REASONABLE GROUNDS TO BELIEVE THAT IT MEETS ALL OF THE REQUIREMENTS FOR FILING ON FORM S-3 AND HAS DULY CAUSED THIS REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED, IN THE CITY OF MILWAUKEE, AND STATE OF WISCONSIN, ON THIS 28TH DAY OF JANUARY, 1997.

                                          MARQUETTE MEDICAL SYSTEMS, INC.

                                               /s/ Timothy C. Mickelson
                                          By: _________________________________
                                            Timothy C. Mickelson
                                            President and
                                            Chief Operating Officer

  EACH PERSON WHOSE SIGNATURE APPEARS BELOW CONSTITUTES AND APPOINTS TIMOTHY C. MICKELSON AND MARY M. KABACINSKI, AND EACH OF THEM INDIVIDUALLY, HIS OR HER TRUE AND LAWFUL ATTORNEY-IN-FACT AND AGENT, WITH FULL POWER OF SUBSTITUTION AND RESUBSTITUTION, FOR HIM OR HER AND IN HIS OR HER NAME, PLACE AND STEAD, IN ANY AND ALL CAPACITIES, TO SIGN ANY AND ALL AMENDMENTS (INCLUDING POST-EFFECTIVE AMENDMENTS) TO THIS REGISTRATION STATEMENT, AND ANY ADDITIONAL REGISTRATION STATEMENT TO BE FILED PURSUANT TO RULE 462(B) UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AND TO FILE THE SAME WITH ALL EXHIBITS THERETO, AND OTHER DOCUMENTS IN CONNECTION THEREWITH, WITH THE SECURITIES AND EXCHANGE COMMISSION, GRANTING UNTO SAID ATTORNEYS-IN-FACT AND AGENTS, AND EACH OF THEM, FULL POWER AND AUTHORITY TO DO AND PERFORM EACH AND EVERY ACT AND THING REQUISITE AND NECESSARY TO BE DONE IN CONNECTION THEREWITH, AS FULLY TO ALL INTENTS AND PURPOSES AS HE OR SHE MIGHT OR COULD DO IN PERSON, HEREBY RATIFYING AND CONFIRMING ALL THAT SAID ATTORNEYS-IN-FACT AND AGENTS, OR ANY OF THEM, MAY LAWFULLY DO OR CAUSE TO BE DONE BY VIRTUE HEREOF.

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THIS REGISTRATION STATEMENT HAS BEEN SIGNED BELOW BY THE FOLLOWING PERSONS IN THE CAPACITIES AND ON THE DATES INDICATED.

             SIGNATURE                           TITLE                    DATE
             ---------                           -----                    ----

     /s/ Michael J. Cudahy           Chief Executive Officer and
____________________________________   Director (Principal          January 28, 1997
         Michael J. Cudahy             Executive Officer)

    /s/ Timothy C. Mickelson         President, Chief Operating
____________________________________   Officer and Director         January 28, 1997
        Timothy C. Mickelson

     /s/ Mary M. Kabacinski          Senior Vice President, Chief
____________________________________   Financial Officer,           January 28, 1997
         Mary M. Kabacinski            Treasurer and Assistant
                                       Secretary (Principal
                                       Financial and Accounting
                                       Officer)

     /s/ John G. Bollinger           Director
____________________________________                                January 28, 1997
         John G. Bollinger

             SIGNATURE                           TITLE                    DATE
             ---------                           -----                    ----

     /s/ Frederick G. Luber
____________________________________   Director                     January 28, 1997
         Frederick G. Luber

      /s/ Melvin S. Newman
____________________________________   Director                     January 28, 1997
          Melvin S. Newman

       /s/ Walter L. Robb
____________________________________   Director                     January 28, 1997
           Walter L. Robb

       /s/ Peter P. Tong
____________________________________   Director                     January 28, 1997
           Peter P. Tong


                                 EXHIBIT INDEX

  EXHIBIT
  NUMBER   DOCUMENT DESCRIPTION
  -------  --------------------
 (1)*      Form of Underwriting Agreement.
 (4.1)     Restated Articles of Incorporation of Marquette Medical Sys-
           tems, Inc., as amended.
 (4.2)     Amended and Restates By-Laws of Marquette Medical Systems,
           Inc., as amended (incorporated by reference to Exhibit 3.2 to
           Marquette Medical Systems, Inc.'s Annual Report on Form 10-K
           for the year ended April 30, 1996).
 (4.3)     Rights Agreement, dated as of December 18, 1996, between Mar-
           quette Medical Systems, Inc. and Firstar Trust Company, as
           Rights Agent (incorporated by reference to Exhibit 4 to Mar-
           quette Medical System, Inc.'s Current Report on Form 8-K dated
           December 18, 1996).
 (5)       Opinion of Schoenberg, Fisher & Newman, Ltd.
 (23.1)    Consent of Schoenberg, Fisher & Newman, Ltd. (included in Ex-
           hibit (5)).
 (23.2)    Consent of Arthur Andersen LLP.
 (24)      Powers of Attorney relating to subsequent amendments (included on signature page of Registration Statement).

--------
   * To be filed by amendment